United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

November, 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

September 30, 2013

IFRS

Filed with the CVM, SEC and HKEx on

November 6, 2013

Vale S.A.

Index to the Interim Financial Statements

Page

Report of Independent Registered Public Accounting Firm	4

Condensed Consolidated Balance Sheets as of September 30, 2013, December 31, 2012 and January 1st, 2012	5

Condensed Consolidated Statements of Income for the Three-month period ended September 30, 2013 and September 30, 2012 and Nine-month period ended September 30, 2013 and September 30, 2012	7

Condensed Consolidated Statements of Other Comprehensive Income for the Three-month period ended September 30, 2013 and September 30, 2012 and Nine-month period ended September 30, 2013 and September 30, 2012	8

Condensed Consolidated Statements of Changes in Stockholder’s Equity for the Nine-month period ended September 30, 2013 and September 30, 2012	9

Condensed Consolidated Statements of Cash Flow for the Nine-month period ended September 30, 2013 and September 30, 2012	10

Selected Notes to the Interim Financial Statements	11

Vale S.A.

Condensed consolidated interim financial statements at September 30, 2013 and

Report of independent registered public accounting firm

Report of independent registered public accounting firm

To the Board of Directors and Stockholders

Vale S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. (the “Company”) and its subsidiaries as of September 30, 2013, and the related condensed consolidated statements of income, of comprehensive income, of cash flows and of stockholders’ equity for the three-month and nine-month periods ended September 30, 2013 and September 30, 2012. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As discussed in Note 4 to the accompanying condensed consolidated interim financial statements, the Company changed its method of accounting to reflect the revised employee benefits standard effective January 1, 2013 and, retrospectively, adjusted the financial statements as of December 31, 2012 and for the period ended September 30, 2012.

Rio de Janeiro, November 6, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

Ivan Michael Clark

CRC 1MG061100/O-3 “S” RJ

PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1º e 2º, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056

T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

PricewaterhouseCoopers, Rua da Candelária 65, 20º, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,

T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

Condensed Consolidated Balance Sheet

In millions of United States Dollars

	Notes	September 30, 2013	December 31, 2012	January 1st, 2012
		(unaudited)	(i)	(i)
Assets
Current assets
Cash and cash equivalents	8	7,121	5,832	3,531
Short-term investments		81	246	—
Derivative financial instruments	24	221	281	595
Accounts receivable	9	5,381	6,795	8,505
Related parties	31	852	384	82
Inventories	10	4,561	5,052	5,251
Prepaid income tax		541	720	464
Recoverable taxes	11	1,530	1,540	1,771
Advances to suppliers		287	256	393
Others		1,034	963	946
		21,609	22,069	21,538

Non-current assets held for sale and discontinued operation	12	3,137	457	—
		24,746	22,526	21,538
Non-current assets

Related parties	31	242	408	509
Loans and financing agreements to receive		269	246	210
Judicial deposits	18	1,493	1,515	1,464
Recoverable income tax		315	440	336
Deferred income tax and social contribution	20	4,692	4,058	1,900
Recoverable taxes	11	559	218	246
Financial instruments - investments	13	1,877	7	7
Derivative financial instruments	24	148	45	60
Deposit on incentive and reinvestment		221	160	229
Others		564	482	531
		10,380	7,579	5,492

Investments	14	3,962	6,384	8,013
Intangible assets, net	15	7,132	9,211	9,521
Property, plant and equipment, net	16	85,057	84,882	82,342
		106,531	108,056	105,368
Total assets		131,277	130,582	126,906

(i) Period adjusted according to note 4.

Condensed Consolidated Balance Sheet

In millions of United States Dollars

(continued)

	Notes	September 30, 2013	December 31, 2012	January 1st, 2012
		(unaudited)	(i)	(i)
Liabilities
Current liabilities
Suppliers and contractors		3,980	4,529	4,814
Payroll and related charges		1,197	1,481	1,307
Derivative financial instruments	24	513	347	73
Current portion of long-term debt	17	3,073	3,471	1,495
Short-term debt		—	—	22
Related parties	31	111	207	24
Taxes and royalties payable		309	324	524
Provision for income tax and social contribution		1,328	641	507
Employee post-retirement benefits obligations		190	205	169
Asset retirement obligations	19	63	70	73
Dividends and interest on capital		—	—	1,181
Others		734	1,127	904
		11,498	12,402	11,093

Liabilities directly associated with non-current assets held for sale and discontinued operation	12	454	180	—
		11,952	12,582	11,093
Non-current liabilities
Derivative financial instruments	24	1,441	783	663
Long-term debt	17	26,445	26,799	21,538
Related parties	31	66	72	91
Employee post-retirement benefits obligations		3,189	3,244	2,428
Provisions for litigation	18	1,603	2,065	1,686
Deferred income tax and social contribution	20	3,107	3,386	5,447
Asset retirement obligations	19	2,376	2,678	1,849
Stockholders’ Debentures	30(d)	1,851	1,653	1,336
Redeemable noncontrolling interest		482	487	505
Goldstream transaction	29	1,510	—	—
Others		1,654	1,907	2,398
		43,724	43,074	37,941
Total liabilities		55,676	55,656	49,034

Stockholders’ equity	25
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2012 - 2,108,579,618) issued		22,907	22,907	22,907
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2012 - 3,256,724,482) issued		37,671	37,671	37,671
Mandatorily convertible notes - common shares		—	—	191
Mandatorily convertible notes - preferred shares		—	—	422
Treasury stock - 140,857,692 (2012 - 140,857,692) preferred and 71,071,482 (2012 - 71,071,482) common shares		(4,477)	(4,477)	(5,662)
Results from operations with noncontrolling stockholders		(400)	(400)	7
Results in the translation/issuance of shares		(152)	(152)	—
Unrealized fair value gain (losses)		(2,114)	(1,859)	(523)
Cumulative translation adjustments		(19,208)	(18,816)	(20,665)
Retained earnings		39,968	38,464	41,809
Total company stockholders’ equity		74,195	73,338	76,157
Noncontrolling interests		1,406	1,588	1,715
Total stockholders’ equity		75,601	74,926	77,872
Total liabilities and stockholders’ equity		131,277	130,582	126,906

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Income

In millions of United States Dollars, except as otherwise stated

		(unaudited)
		Three-month period ended		Nine-month period ended
	Notes	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
			(i)		(i)
Continued operations
Net operating revenue	26	12,333	11,083	33,642	34,582
Cost of goods sold and services rendered	27	(6,266)	(6,502)	(17,587)	(18,702)
Gross profit		6,067	4,581	16,055	15,880

Operating (expenses) income
Selling and administrative expenses	27	(300)	(500)	(964)	(1,600)
Research and evaluation expenses		(202)	(357)	(529)	(1,012)
Other operating expenses, net	27	(277)	(879)	(644)	(1,317)
Pre operating and stoppage operation		(551)	(189)	(1,388)	(1,002)
Net loss on non-current assets held for sales		—	—	—	(377)
		(1,330)	(1,925)	(3,525)	(5,308)
Operating income		4,737	2,656	12,530	10,572

Financial income	28	435	320	1,911	1,413
Financial expenses	28	(936)	(1,239)	(6,087)	(4,820)
Equity results from associates and joint controlled entities	14	128	154	353	559
Net income before income tax and social contribution		4,364	1,891	8,707	7,724

Income tax and social contribution
Current income tax	20	(1,410)	(1,064)	(2,759)	(1,887)
Deferred income tax	20	510	711	1,003	851
Reversal of deferred income tax liabilities	20	—	—	—	1,236
		(900)	(353)	(1,756)	200
Net income from continued operations		3,464	1,538	6,951	7,924
Loss attributable to noncontrolling interests		(50)	(82)	(141)	(209)
Net income attributable to the Company’s stockholders		3,514	1,620	7,092	8,133

Discontinued Operations
Net income (loss) from discontinued operations	12	(12)	18	(57)	(62)
Net income (loss) attributable to the Company’s stockholders		(12)	18	(57)	(62)

Net income		3,452	1,556	6,894	7,862
Loss attributable to noncontrolling interests		(50)	(82)	(141)	(209)
Net income attributable to the Company’s stockholders		3,502	1,638	7,035	8,071

Earnings per share attributable to the Company’s stockholders:	25(c)
Basic and diluted earnings per share:
Common share		0.68	0.32	1.37	1.58
Preferred share		0.68	0.32	1.37	1.58

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Other Comprehensive Income

In millions of United States Dollars

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
		(i)		(i)
Net income	3,452	1,556	6,894	7,862

Other comprehensive income
Item will not be reclassified subsequently for income
Cumulative translation adjustments	216	(1,444)	(6,418)	(6,507)

Retirement benefit obligations
Gross balance as of the period	102	173	(58)	237
Effect of tax	(34)	(54)	27	(77)
	68	119	(31)	160
Total items will not be reclassified subsequently for income	284	(1,325)	(6,449)	(6,347)

Item will be reclassified subsequently for income
Cumulative translation adjustments	63	1,360	2,771	4,695

Unrealized gain (loss) on available-for-sale investments	50	2	(236)	—

Cash flow hedge
Gross balance as of the period	43	31	(75)	(87)
Effect of tax	(8)	(16)	6	(1)
	35	15	(69)	(88)
Total items will be reclassified subsequently for income	148	1,377	2,466	4,607
Total other comprehensive income	3,884	1,608	2,911	6,122

Other comprehensive income attributable to noncontrolling interests	(50)	(35)	(196)	8
Other comprehensive income attributable to the Company’s stockholders	3,934	1,643	3,107	6,114
	3,884	1,608	2,911	6,122

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Changes in Stockholder’s Equity

In millions of United States Dollars

	Nine-month period ended (unaudited)
	Capital	Results in the translation of shares	Mandatorily convertible notes	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Results from operation with noncontrolling stockholders	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
January 1st, 2013 (i)	60,578	(152)	—	38,390	(4,477)	(1,859)	(400)	(18,816)	74	73,338	1,588	74,926
Net income	—	—	—	—	—	—	—	—	7,035	7,035	(141)	6,894
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(31)	—	—	—	(31)	—	(31)
Cash flow hedge	—	—	—	—	—	(69)	—	—	—	(69)	—	(69)
Unrealized results on valuation at market	—	—	—	—	—	(236)	—	—	—	(236)	—	(236)
Cumulative Translation adjustments	—	—	—	(3,210)	—	81	—	(392)	(71)	(3,592)	(55)	(3,647)
Contribution and destination to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	8	8
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	61	61
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(55)	(55)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(2,250)	(2,250)	—	(2,250)
September 30, 2013	60,578	(152)	—	35,180	(4,477)	(2,114)	(400)	(19,208)	4,788	74,195	1,406	75,601

January 1st, 2012 (i)	60,578	—	613	41,806	(5,662)	(523)	7	(20,665)	3	76,157	1,715	77,872
Net income	—	—	—	—	—	—	—	—	8,071	8,071	(209)	7,862
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	160	—	—	—	160	—	160
Cash flow hedge	—	—	—	—	—	(88)	—	—	—	(88)	—	(88)
Cumulative Translation adjustments	—	—	—	(3,254)	—	(66)	—	1,635	(344)	(2,029)	217	(1,812)
Contribution and destination to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	21	21
Result on conversion of shares	—	(152)	(545)	—	1,185	(488)	—	—	—	—	—	—
Remuneration for mandatorily convertible notes	—	—	(68)	—	—	—	—	—	—	(68)	—	(68)
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(97)	(97)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	137	137
Acquisitions and disposal of noncontrolling stockholders	—	—	—	—	—	—	(219)	—	—	(219)	(264)	(483)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(1,765)	(1,765)	—	(1,765)
September 30, 2012 (i)	60,578	(152)	—	38,552	(4,477)	(1,005)	(212)	(19,030)	5,965	80,219	1,520	81,739

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these interim financial statements.

Consolidated Condensed Statement of Cash Flows

In millions of United States Dollars

	Nine-month period ended (unaudited)
	September 30, 2013	September 30, 2012
		(i)
Cash flow from operating activities:
Net income	6,894	7,862
Adjustments to reconcile net income to cash from operations
Equity results from associates	(353)	(559)
Realized gains on assets	(244)	—
Depreciation, amortization and depletion	3,172	3,088
Deferred income tax and social contribution	(1,024)	(852)
Reversal of deferred income tax	—	(1,236)
Foreign exchange and indexation, net	779	587
Loss on disposal of property, plant and equipment	239	354
Unrealized derivative losses, net	911	623
Loss on sale of assets available for sale	58	377
Stockholders’ Debentures	355	157
Others	76	(211)
Decrease (increase) in assets:
Accounts receivable from customers	835	1,775
Inventories	71	(464)
Recoverable taxes	(163)	404
Others	120	390
Increase (decrease) in liabilities:
Suppliers and contractors	(49)	108
Payroll and related charges	(190)	(237)
Taxes and contributions	1,005	225
Gold stream transaction	1,319	—
Others	(687)	715
Net cash provided by operating activities	13,124	13,106

Cash flow from investing activities:
Short-term investments	281	(685)
Loans and advances	(60)	287
Guarantees and deposits	(74)	(98)
Additions to investments	(351)	(301)
Additions to property, plant and equipment	(10,073)	(11,173)
Dividends and interest on capital received from Joint controlled entities and associates	335	197
Proceeds from disposal of assets\ Investments	95	366
Proceeds from Gold stream transaction	581	—
Net cash used in investing activities	(9,266)	(11,407)

Cash flow from financing activities:
Short-term debt
Additions	500	593
Repayments	(500)	(43)
Long-term debt
Additions	829	6,721
Repayments	(978)	(929)
Repayments:
Dividends and interest on capital paid to stockholders	(2,250)	(3,000)
Dividends and interest on capital attributed to noncontrolling interest	(10)	(35)
Transactions with noncontrolling stockholders	—	(503)
Net cash provided by (used in) financing activities	(2,409)	2,804

Increase in cash and cash equivalents	1,449	4,503
Cash and cash equivalents of cash, beginning of the period	5,832	3,531
Effect of exchange rate changes on cash and cash equivalents	(160)	(83)
Cash and cash equivalents, end of the period	7,121	7,951
Cash paid during the period for:
Interest on short-term debt (ii)	—	(1)
Interest on long-term debt (ii)	(1,160)	(987)
Income tax and social contribution	(1,594)	(991)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	205	159

(i) Period adjusted according to note 4.

(ii) Interests paid are classified flow from operating activities.

The accompanying selected notes are an integral part of these interim financial statements.

Selected Notes to Interim Financial Statements

Expressed in millions of United States Dollars, unless otherwise stated

1.            Operational Context

Vale S.A. (“Vale”, “Group”, “Company” or “we”) is a publicly-listed company with its headquarters at number 26 of Graça Aranha Avenue, in downtown of Rio de Janeiro, Brazil with shares traded on the stock exchanges of Sao Paulo (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

Company is principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. Company also operates with of energy and steel.

The information by business segment is presented in note 26.

2.            Summary of the Main Accounting Practices and Accounting Estimates

a)            Basis of preparation

The condensed consolidated interim financial statements of Vale (“Interim financial statements”) have been prepared in accordance with the standard IAS 34 - Interim Financial Reporting issued by the International Financial Reporting Standards Foundation (“IFRS”).

The interim financial statements has been measured using the historical cost convention adjusted to reflect the fair value of available for sale financial assets, and financial assets and liabilities (including derivative financial instruments) measured at fair value through the profit or loss.

These condensed interim financial statements have been reviewed, not audited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented in the financial statements as of December 31, 2012, except as otherwise disclosed. These interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read with the financial statements for the year ended December 31, 2012.

We evaluated subsequent events through November 4, 2013, which is the date of approval by the executive board, the interim financial statements.

b)            Functional currency and presentation currency

The interim financial statements of each group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“R$” or “BRL”).

Transactions in foreign currencies are translated into the functional currency, using the rate of exchange prevailing on the date of the transaction or the measurements. Gains and losses resulting from the settlement of such transactions and from the translation at the exchange rate of the end of the period of monetary assets and liabilities in foreign currencies are recognized in the income statement, as financial income or expense.

The net income and balance sheet of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) Assets, liabilities and Stockholders’ equity (except components described in item (iii)) for each Statement of Balance Sheet presented are translated at the closing rate at the Statement of Balance Sheet date; (ii) income and expenses for each Statement of Income are translated at the average exchange rates, except in specific transactions that, considering their relevance, are translated at the rate at the dates of transactions and; (iii) the components capital, capital reserves and treasury stock of Stockholders’ equity care translated at the rate at the dates of transactions. All resulting exchange differences are recognized in a separate component of the Stockholder’s equity, named “Cumulative Translation Adjustment”, transferred to the income statement when the sale of investments.

For purposes of presentation these interim financial statements are presented in US Dollar (“US$ or “USD”) once this is the way our international investors are analyze our interim financial statements in order to take their decisions. The exchange rates most impact our operations against the presentation currency were:

	Exchange rates used for conversions in Brazilian Reais
	September 30, 2013	December 31, 2012
US dollar - US$	2.2300	2.0435
Canadian dollar - CAD	2.1684	2.0546
Australian dollar - AUD	2.0833	2.1197
Euro - EUR or €	3.0181	2.6954

3.            Critical Accounting Estimates

The critical accounting estimates are the same as those adopted in preparing the financial statements for the year ended December 31, 2012.

4.            Changes in accounting policies

On 2013 Vale starts to apply the IAS 19 Employee benefits — IAS 19 amends to accounting employment benefits. The Company has applied the standard retrospectively in accordance with the transition provisions of the standard. The standard eliminated the method of “corridor”; simplify the changes between the assets and liabilities of plans, recognizing as financial cost in the income statement and the expected return on plan assets and the remeasurement of gains and losses, and return on assets in other comprehensive income (excluding the amount of interest on return of assets recognized in statement of income); and the effect of changes on the ceiling of the plan.

The impact on the Company has been in the following areas:

	December 31, 2012
Balance Sheet	Original balance	Effect of changes	Adjusted balance
Assets
Current assets
Cash and cash equivalents	5,832	—	5,832
Others	16,694	—	16,694
	22,526	—	22,526
Non-current
Deferred income tax and social contribution	3,981	77	4,058
Others	104,113	(115)	103,998
	108,094	(38)	108,056
Total assets	130,620	(38)	130,582

Liabilities and stockholders’ equity
Current
Employee post-retirement benefits obligations	205	—	205
Liabilities directly associated with non-current assets held for sale	160	20	180
Others	12,197	—	12,197
	12,562	20	12,582
Non-current
Employee post-retirement benefits obligations	1,660	1,584	3,244
Deferred income tax and social contribution	3,795	(409)	3,386
Others	36,444	—	36,444
	41,899	1,175	43,074
Stockholders’ equity
Capital	60,578	—	60,578
Unrealized fair value gain (losses)	(553)	(1,306)	(1,859)
Cumulative translation adjustments	(18,816)	—	(18,816)
Retained earnings	38,391	73	38,464
Others	(5,029)	—	(5,029)
Total Company stockholders’ equity	74,571	(1,233)	73,338
Noncontrolling interests	1,588	—	1,588
Total of stockholders’ equity	76,159	(1,233)	74,926
Total liabilities and stockholders’ equity	130,620	(38)	130,582

	January 1st, 2012
Balance Sheet	Original balance	Effect of changes	Adjusted balance
Assets
Current assets
Cash and cash equivalents	3,531	—	3,531
Others	18,007	—	18,007
	21,538	—	21,538
Non-current
Deferred income tax and social contribution	1,894	6	1,900
Others	103,468	—	103,468
	105,362	6	105,368
Total assets	126,900	6	126,906

Liabilities and stockholder’s equity
Current
Employee post-retirement benefits obligations	169	—	169
Others	10,924	—	10,924
	11,093	—	11,093
Non-current
Employee post-retirement benefits obligations	1,550	878	2,428
Deferred income tax and social contribution	5,681	(234)	5,447
Others	30,066	—	30,066
	37,297	644	37,941
Stockholders’ equity
Capital	60,578	—	60,578
Unrealized fair value gain (losses)	118	(641)	(523)
Cumulative translation adjustments	(20,665)	—	(20,665)
Retained earnings	41,806	3	41,809
Others	(5,042)	—	(5,042)
Total Company stockholders’ equity	76,795	(638)	76,157
Noncontrolling interests	1,715	—	1,715
Total of stockholders’ equity	78,510	(638)	77,872
Total liabilities and stockholders’ equity	126,900	6	126,906

	Three-month period ended (unaudited)
	September 30, 2012
Statement of income	Original balance (i)	Effect of changes	Adjusted balance
Net operating revenue	11,083	—	11,083
Cost of goods sold and services rendered	(6,503)	1	(6,502)
Gross operating profit	4,580	1	4,581
Operational expenses	(1,925)	—	(1,925)
Financial expenses, net	(912)	(7)	(919)
Equity results	154	—	154
Earnings before taxes	1,897	(6)	1,891
Current and deferred Income tax and social contribution, net	(355)	2	(353)
Net income from continued operations	1,542	(4)	1,538
Loss attributable to noncontrolling interests	(82)	—	(82)
Net income attributable to stockholders	1,624	(4)	1,620
Discontinued Operations (note 12)	18	—	18
Net income	1,560	(4)	1,556
Net loss attributable to noncontrolling interests	(82)	—	(82)
Net income attributable to stockholders	1,642	(4)	1,638

(i) Period adjusted according to note 12.

	Nine-month period ended (unaudited)
	September 30, 2012
Statement of income	Original balance (i)	Effect of changes	Adjusted balance
Net operating revenue	34,582	—	34,582
Cost of goods sold and services rendered	(18,705)	3	(18,702)
Gross operating profit	15,877	3	15,880
Operational expenses	(5,308)	—	(5,308)
Financial expenses, net	(3,395)	(12)	(3,407)
Equity results	559	—	559
Earnings before taxes	7,733	(9)	7,724
Current and deferred Income tax and social contribution, net	197	3	200
Net income from continued operations	7,930	(6)	7,924
Loss attributable to noncontrolling interests	(209)	—	(209)
Net income attributable to stockholders	8,139	(6)	8,133
Discontinued Operations (note 12)	(62)	—	(62)
Net income	7,868	(6)	7,862
Net loss attributable to noncontrolling interests	(209)	—	(209)
Net income attributable to stockholders	8,077	(6)	8,071

(i) Period adjusted according to note 12.

	Three-month period ended (unaudited)
	September 30, 2012
Other comprehensive income	Original balance	Effect of changes	Adjusted balance
Net income	1,560	(4)	1,556
Translation adjustment	(83)	(1)	(84)
	1,477	(5)	1,472
Unrealized results on valuation at market	2	—	2
Retirement benefit obligations, net	—	119	119
Cash flow hedge, net	15	—	15
Total other comprehensive income	1,494	114	1,608
Attributable to noncontrolling interests	(35)	—	(35)
Attributable to the Company’s stockholders	1,529	114	1,643

	Nine-month period ended (unaudited)
	September 30, 2012
Other comprehensive income	Original balance	Effect of changes	Adjusted balance
Net income	7,868	(6)	7,862
Translation adjustment	(1,811)	(1)	(1,812)
	6,057	(7)	6,050
Retirement benefit obligations, net	—	160	160
Cash flow hedge, net	(88)	—	(88)
Total other comprehensive income	5,969	153	6,122
Attributable to noncontrolling interests	8	—	8
Attributable to the Company’s stockholders	5,961	153	6,114

5.                                     Accounting Standards

Standards, interpretations or amendments issued by the IASB for adoption after June 30, 2013

Novation of Derivatives and Continuation of Hedge Accounting — In June 2013 IASB issued an amendment to IAS 39 — Financial Instruments: Recognition and Measurement, that document conclude that hedge accounting do not terminate or expire when as consequence of law or regulation, a derivative financial instrument replace their original counterparty to become the new counterparty to each of the parties. The adoption of the amendment will be required from January 1st, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

IFRIC 21 Levies — In May 2013 IASB issued an interpretation that treat about recognize of a government imposition (levies). The adoption of the interpretation will be required from January 1st, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

Recoverable Amount Disclosures for Non-Financial Assets — In May 2013 IASB issued an amendment to IAS 36 — Impairment of Asset that clarifies the IASB intention about the disclosure of non- financial assets impairment. The adoption of the amendment will be required from January 1st, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

6.                                     Risk Management

During the period, no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2012.

7.                                     Acquisitions and Divestitures

a)                                     Divestitures of Araucaria

In December 2012, we executed an agreement with Petróleo Brasileiro S.A. (“Petrobras”) to sell Araucária, operation for production of nitrogens based fertilizes, located in Araucária, in the Brazilian state of Paraná, and recognized a loss of US$114 recorded within “gain (loss) on sale assets” in the fourth quarter of 2012. The purchase price will be paid by Petrobras through installments accrued quarterly, adjusted by 100% of the Brazilian Interbank Interest rate (“CDI”), in  amounts equivalent to the royalties due by Vale related to the leasing of potash assets and mining of Taquari-Vassouras and of the Carnalita project.

(unaudited)
Non-current assets held for sale	479
Non-current liabilities held for sale	(181)
Net intercompany transaction	(36)
Total amount to receive	262

(unaudited)
Sale price	234
Working capital adjustments	28
Total amount to receive	262

During 2013, Vale concluded the sale of assets previously classified as assets held for sale to Petrobras.

b)                                     Acquisition of additional participation in the Belvedere

During 2012, Vale concluded the purchase option on additional 24.5% participation in the Belvedere Coal Project owned by Aquila Resources Limited (“Aquila”) in the amount of AUD150 million (US$156). In 2013, after the approval of the local government, Vale has paid the total amount of US$338 for 100% of Belvedere.

8.                                     Cash and Cash Equivalents

	September 30, 2013	December 31, 2012
	(unaudited)
Cash at bank and in hand	1,827	1,194
Short-term investments (maturities of less than three month)	5,294	4,638
	7,121	5,832

9.                                     Accounts Receivables

	September 30, 2013	December 31, 2012
	(unaudited)
Denominated in BRL	646	849
Denominated in other currencies, mainly US$	4,835	6,060
	5,481	6,909

Allowance for doubtful accounts	(100)	(114)
	5,381	6,795

Accounts receivables related to the steel industry market represent 79.94% and 71.26% of receivables on September 30, 2013 and December 31, 2012, respectively.

In September 30, 2013, no individual customer represents over 10% of receivables or revenues.

The estimated losses for accounts receivable recorded in the statement of income as at September 30, 2013 and December 30, 2012 totaled US$18 and US$22, respectively. Write offs as at September 30, 2013 and December 31, 2012, totaled US$13 and US$16, respectively.

10.                              Inventories

	September 30, 2013	December 31, 2012
	(unaudited)
Finished products	2,185	2,244
Products in process	1,092	1,353
Inventory of products	3,277	3,597

Maintenance supplies	1,284	1,455
Total of Inventories	4,561	5,052

The inventories of products are comprised as follows:

	September 30, 2013	December 31, 2012
	(unaudited)
Inventories of products
Bulk Material
Iron ore	733	860
Pellets	102	94
Manganese and ferroalloys	83	88
Coal	384	248
	1,302	1,290
Base Metals
Nickel and other products	1,607	1,895
Copper	57	29
	1,664	1,924
Fertilizers
Potash	15	20
Phosphates	273	332
Nitrogen	13	20
	301	372

Others	10	11
	3,277	3,597

On September 30, 2013 inventory balances include a provision for adjustment to market value of manganese, copper and coal in the amount of US$3, US$0 and US$116, (on December 31, 2012 was US$3, US$3 and US$0), respectively.

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Inventories of product
Balance at beginning of period	3,742	3,999	3,597	3,975
Production/acquisition	4,759	5,533	14,799	16,397
Transfer from maintenance supplies inventory	1,055	1,164	2,971	3,267
Sales	(6,266)	(6,780)	(17,587)	(19,477)
Write-off by inventory adjustment	—		(124)
Translation adjustments for the period	(13)	(84)	(379)	(330)
Balance at end of period	3,277	3,832	3,277	3,832

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Inventory of spare parts and maintenance supplies
Balance at beginning of period	1,278	1,282	1,455	1,276
Acquisition	1,062	1,217	2.935	3,404
Transfer to use	(1,055)	(1,164)	(2.971)	(3.267)
Translation adjustments for the period	(1)	(23)	(135)	(101)
Balance at end of period	1,284	1,312	1,284	1,312

11.                              Recoverable Taxes

	September 30, 2013	December 31, 2012
	(unaudited)
Value-added tax	1,484	1,023
Brazilian Federal Contributions	540	670
Others	65	65
Total	2,089	1,758

Current	1,530	1,540
Non-current	559	218
Total	2,089	1,758

12.                              Discontinued operations

In September 2013, Vale announced its intention to dispose the control over its subsidiary VLI S.A. (“VLI”), which since the third quarter of 2013, aggregate all operations of the general cargo logistics segment. Consequently the general cargo logistic segment is being treated as a discontinued operation.

In this period, we executed agreement to transfer 20% of participation in the capital of VLI to Mitsui & Co. in the amount of US$677 million and 15.9% to the Guarantee for Time of Service Fund (“FGTS”) for US$538 million. It is being negotiated with the consortium led by Brookfield Brasil Ltda. to transfer approximately 26 % of its share in VLI. The completion of the transaction subject to review of the Brazilian Council for Economic Defense (“CADE”).

On September 30, 2013, the following assets and liabilities have been reclassified as discontinued operations, net of adjustments of fair value of US$58 recognized in income from discontinued operations.

Consolidated
September 30, 2013
Assets associated with discontinued operations
Accounts receivable	120
Other current assets	262
Intangible, net	1,712
Property, plant and equipment, net	1,043
Total assets	3,137

Liabilities associated with discontinued operations
Suppliers and contractors	67
Other current liabilities	101
Long-term debt	82
Other non-current Liabilities	204
Total Liabilities	454
Non-current assets and liabilities held for sale and discontinued operation	2,683

The discontinued net income represents the income generated by the General Cargo Logistic segment in the period indicted, which differ from the results generated by VLI in such period. The net income from discontinued operations is presented as follow:

	Consolidated
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30,2012
		(i)		(i)
Discontinued operations
Net service revenue	344	332	1,002	854
Cost of services rendered	(285)	(278)	(907)	(775)
Operating expense	(19)	(25)	(90)	(111)
Operating profit	40	29	5	(32)
Financial Results	(2)	—	1	(3)
Income (loss) before income tax and social contribution	38	29	6	(35)
Income tax and social contribution	(12)	(11)	(25)	(27)
Income (loss) after income tax and social contribution	26	18	(19)	(62)
Gross income from fair value measurement	(58)	—	(58)	—
Income tax and social contribution of fair value measurement	20	—	20	—
Net income (loss) from discontinued operations	(12)	18	(57)	(62)

(i) Period adjusted according to note 4.

Cash flow provided (used) by discontinued operation is presented as follow:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Operating activities	67	175	425	380
Investing activities	(139)	(159)	(620)	(387)
Financing activities	—	—	87	—
Net cash provided (used) by discontinued operations	(72)	16	(108)	(7)

13.                              Financial instruments - investments

The lock-up period for trading Norsk Hydro shares ended in the first quarter of 2013. From this period on the shares of Norsk Hydro can be traded in the market and therefore we ended the equity method measurement and start classifying this investment as a financial asset available for sale. The fair value of financial instruments — investment in stock classified as available for sale in September 30, 2013 was US$1,877.

14.                              Investments

The main consolidated operating subsidiaries are:

Entities	% ownership	% voting capital	Location	Principal activity
Compañia Minera Miski Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore and Manganese
PT Vale Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Sociedad Contractual Minera Tres Valles	90.00	90.00	Chile	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Fertilizantes S.A	100.00	100.00	Brazil	Fertilizers
Vale International Holdings GmbH	100.00	100.00	Austria	Holding and Research
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Mina do Azul S.A.	100.00	100.00	Brazil	Manganese
Vale Moçambique S.A.	95.00	95.00	Mozambique	Coal
Vale Nouvelle-Calédonie SAS	80.50	80.50	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC	70.00	70.00	Oman	Pellet
Vale Shipping Holding PTE Ltd.	100.00	100.00	Singapore	Logistics of iron ore

The following entities are involved in General Cargo Logistics:

Entities	% ownership	% voting capital	Location	Principal activity
Ferrovia Centro-Atlântica S. A.	100.00	100.00	Brazil	General cargo logistics
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	General cargo logistics
VLI Multimodal S.A.	100.00	100.00	Brazil	General cargo logistics
VLI Operações de Terminais S.A.	100.00	100.00	Brazil	General cargo logistics
VLI Operações Portuárias S.A.	100.00	100.00	Brazil	General cargo logistics
VLI Participações S.A.	100.00	100.00	Brazil	General cargo logistics
VLI S.A.	100.00	100.00	Brazil	General cargo logistics
Ultrafértil S.A	100.00	100.00	Brazil	General cargo logistics
TUF empreendimentos e participações S.A.	100.00	100.00	Brazil	General cargo logistics
SL Serviços Logísticos S.A.	100.00	100.00	Brazil	General cargo logistics

The movement of investments in associate and joint ventures are as follow:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Balance at beginning of period	3,775	8,062	6,384	8,013
Additions	78	56	351	301
Disposals	—	—	(21)	(33)
Translation adjustment for the period	20	(64)	(378)	(283)
Equity results	128	154	353	559
Equity other comprehensive income	1	9	(205)	38
Dividends declared	(40)	(23)	(585)	(401)
Transfers to assets financial instruments - investments	—	—	(1,937)	—
Balance at end of period	3,962	8,194	3,962	8,194

Investments (Continued)

					Investments		Equity results (unaudited)				Received dividends (unaudited)
					As of		Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	Location	Relationship	% ownership	% voting capital	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
					(unaudited)	(i)		(i)		(i)
Bulk Material
Iron Ore and pellets
Baovale Mineração S.A. - BAOVALE	Brazil	Joint venture	50.00	50.00	28	28	—	2	3	4	1	—	1	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (c)	Brazil	Joint Venture	51.00	51.11	155	178	2	13	7	22	—	—	24	26
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (c)	Brazil	Joint Venture	50.89	51.00	85	104	—	3	(2)	34	—	25	10	36
Companhia Coreano-Brasileira de Pelotização - KOBRASCO (c)	Brazil	Joint Venture	50.00	50.00	86	107	5	7	9	22	—	—	17	10
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (c)	Brazil	Joint Venture	50.90	51.00	61	64	3	—	3	7	—	—	—	18
MRS Logística S.A. (e)	Brazil	Joint Venture	47.59	46.75	581	586	32	36	68	95	22	—	22	—
Minas da Serra Geral S.A. - MSG	Brazil	Joint Venture	50.00	50.00	23	26	1	1	2	1	—	—	—	—
Samarco Mineração S.A. (d)	Brazil	Joint Venture	50.00	50.00	488	630	144	169	376	522	—	—	165	—
Tecnored Desenvolvimento Tecnológico S.A. (b)	Brazil	Associate	49.21	49.21	40	38	(2)	(6)	(7)	(15)	—	—	—	—
Zhuhai YPM Pellet Co	China	Associate	25.00	25.00	23	23	—	—	—	—	—	—	—	—
					1,570	1,784	185	225	459	692	23	25	239	90
Coal
Henan Longyu Energy Resources CO., LTD.	China	Associate	25.00	25.00	350	341	15	10	36	44	40	—	40	60
Shandong Yankuang International Company Ltd.	China	Associate	25.00	25.00	(73)	(60)	(4)	(3)	(13)	(10)	—	—	—	—
					277	281	11	7	23	34	40	—	40	60
Base Metals
Copper
Teal Minerals Incorporated	Zambia	Associate	50.00	50.00	237	252	(9)	—	(15)	(3)	—	—	—	—

Nickel
Korea Nickel Corp	Korea	Associate	25.00	25.00	22	24	(1)	(1)	(2)	—	—	—	—	—

Others
Aluminium
Norsk Hydro ASA	Norway	Associate	—	—	—	2,237	—	(63)	—	(35)	—	—	56	47

Bauxite
Mineração Rio Grande do Norte S.A. - MRN	Brazil	Associate	40.00	40.00	112	136	4	8	7	19	—	—	—	—

Steel
California Steel Industries, INC	USA	Joint Venture	50.00	50.00	182	167	4	2	14	17	—	—	—	—
CSP- Companhia Siderúrgica do PECEM	Brazil	Joint Venture	50.00	50.00	727	499	(1)	(2)	(4)	(4)	—	—	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	Brazil	Associate	26.87	26.87	404	534	(59)	(19)	(112)	(104)	—	—	—	—
					1,313	1,200	(56)	(19)	(102)	(91)	—	—	—	—
Other affiliates and joint ventures
Norte Energia S.A.	Brazil	Joint Venture	9.00	9.00	148	120	(1)	(1)	(1)	(2)	—	—	—	—
LOG-IN - Logística Intermodal S/A (a)	Brazil	Associate	31.33	31.33	84	94	(5)	6	(1)	(8)	—	—	—	—
Others					199	256	—	(8)	(15)	(47)	—	—	—	—
					431	470	(6)	(3)	(17)	(57)	—	—	—	—
					3,962	6,384	128	154	353	559	63	25	335	197

(i) Period adjusted according to note 4.

(a) Market value on September 30, 2013 was US$131 and on December 31, 2012 was US$120. Investment recorded at equity;

(b) Investment balance includes the values of advances for future capital increase;

(c) Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders;

(d) Main data of Samarco: Operational Result US$1,179, Financial Result US$(264), Income tax US$(167); and

(e) Market value on September 30, 2013 was US$1,173 and on December 31, 2012 was US$1,051, but its stock has no trading.

15.                              Intangible Assets

	September 30, 2013 (unaudited)			December 31, 2012
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful lifetime
Goodwill	4,315	—	4,315	4,603	—	4,603

Finite useful lifetime
Concession and subconcession	3,137	(1,205)	1,932	5,375	(1,618)	3,757
Right of use	341	(70)	271	358	(56)	302
Others	1,326	(712)	614	1,225	(676)	549
	4,804	(1,987)	2,817	6,958	(2,350)	4,608
Total	9,119	(1,987)	7,132	11,561	(2,350)	9,211

The useful life of the concessions and sub-concessions did not change during the quarter.

The rights of use refers basically to the usufruct contract entered into with noncontrolling stockholders to use the Empreendimentos Brasileiros de Mineração S.A. shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of the right of use will expires in 2037 and Vale Canada’s intangible will end in September 2046.

The table below shows the movement of intangible assets during the period:

	Three-month period ended (unaudited)
	September 30, 2013					September 30, 2012
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total	Total
Balance at beginning of period	4,296	3,608	274	513	8,691	9,090
Addition	—	109	—	131	240	287
Disposals	—	(5)	—	—	(5)	(4)
Amortization	—	(68)	(8)	(33)	(109)	(106)
Transfer to non-current assets held for sale	—	(1,669)	—	—	(1,669)	—
Translation adjustments for the period	19	(43)	5	3	(16)	(56)
Balance at end of period	4,315	1,932	271	614	7,132	9,211

	Nine-month period ended (unaudited)
	September 30, 2013					September 30, 2012
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total	Total
Balance at beginning of period	4,603	3,757	302	549	9,211	9,521
Addition	—	441	—	208	649	755
Disposals	—	(10)	—	(2)	(12)	(236)
Amortization	—	(215)	(19)	(99)	(333)	(308)
Transfer to non-current assets held for sale	—	(1,669)	—	—	(1,669)	—
Translation adjustments for the period	(288)	(372)	(12)	(42)	(714)	(521)
Balance at end of period	4,315	1,932	271	614	7,132	9,211

16.                              Property, plant and equipment

	September 30, 2013 (unaudited)			December 31, 2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	905	—	905	676	—	676
Buildings	8,819	(1,922)	6,897	7,710	(1,617)	6,093
Facilities	17,006	(4,930)	12,076	16,320	(4,564)	11,756
Computer equipment	829	(636)	193	985	(609)	376
Mineral assets	22,163	(5,291)	16,872	23,705	(4,838)	18,867
Others	26,172	(8,346)	17,826	26,754	(8,576)	18,178
Construction in progress	30,288	—	30,288	28,936	—	28,936
	106,182	(21,125)	85,057	105,086	(20,204)	84,882

In March 2013, Company suspended the implementation of the Rio Colorado project in Argentina. The Company will continue honoring its commitments related to the concessions and reviewing alternatives to enhance the project outcome in order to determine prospects for future project development. Based on an analysis of current expected returns and projected investments, the Company has concluded that no impairment provision is required at this time.

The net property, plant and equipment given in guarantees for judicial claims in September 30, 2013 and December 31, 2012 correspond to US$83 and US$96, respectively.

The table below shows the movement of property, plant and equipment during the period:

	Three-month period ended (unaudited)
	September 30, 2013								September 30, 2012
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions in progress	Total	Total
Balance at beginning of period	916	6,295	10,938	201	16,817	17,943	30,427	83,537	84,038
Addition	—	—	—	—	—	—	2,992	2,992	6,800
Disposals	—	—	(4)	—	—	(15)	(50)	(69)	(549)
Transfer to non-current assets held for sale	—	(45)	(8)	(6)	(3)	(862)	(94)	(1,018)	(584)
Depreciation and amortization	—	(63)	(71)	(19)	(129)	(223)	—	(505)	(1,337)
Translation adjustment for the period	(1)	6	28	—	279	16	(208)	120	(2,318)
Transfers	(10)	704	1,193	17	(92)	967	(2,779)	—	—
Balance at end of period	905	6,897	12,076	193	16,872	17,826	30,288	85,057	86,050

	Nine-month period ended (unaudited)
	September 30, 2013								September 30, 2012
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions in progress	Total	Total
Balance at beginning of period	676	6,093	11,756	376	18,867	18,178	28,936	84,882	82,342
Addition	—	—	—	—	—	—	9,629	9,629	10,577
Disposals	—	—	(53)	(1)	(31)	(40)	(110)	(235)	(937)
Transfer to non-current assets held for sale	—	(45)	(8)	(6)	(3)	(862)	(94)	(1,018)	(625)
Depreciation and amortization	—	(186)	(520)	(59)	(573)	(1,344)	—	(2,682)	(2,975)
Translation adjustment for the period	(107)	(501)	(792)	(177)	(769)	(904)	(2,269)	(5,519)	(2,332)
Transfers	336	1,536	1,693	60	(619)	2,798	(5,804)	—	—
Balance at end of period	905	6,897	12,076	193	16,872	17,826	30,288	85,057	86,050

17.                              Loans and Financing

a)                                    Long term debts

	Current Liabilities		Non-current liabilities
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	318	604	3,304	3,380
Others currencies	17	14	240	261
Fixed rates:
Notes indexed in United Stated dollars	3	124	13,523	13,457
Euro	—	—	2,030	1,979
Accrued charges	260	324	—	—
	598	1,066	19,097	19,077
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	320	175	5,666	6,066
Basket of currencies	3	2	8	10
Loans in United States dollars	182	170	1,298	1,267
Non-convertible debentures	1,794	1,957	376	379
Accrued charges	176	101	—	—
	2,475	2,405	7,348	7,722
	3,073	3,471	26,445	26,799

All the securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

The long-term portion as at September 30, 2013 has maturities as follows:

(unaudited)
2014	655
2015	1,256
2016	2,000
2017	2,357
2018 onwards	20,177
26,445

As at September 30, 2013, the annual interest rates on the long-term debts were as follows:

(unaudited)
Up to 3%	5,104
3,1% to 5% (a)	5,702
5,1% to 7%	12,488
7,1% to 9% (b)	1,156
9,1% to 11% (b)	2,455
Over 11% (b)	2,559
Variable	54
29,518

(a) Includes Eurobonds. For this operation we have entered into derivative transactions at a coupon of 4.51% per year in US dollars.

(b) Includes non-convertible debentures and other Brazilian Real denominated debt that bears interest at the CDI and Brazilian Government Long-term Interest Rates (“TJLP”), plus spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$7,951 of which US$4,533 has an original interest rate above 7.1% per year. The average cost of debts not denominated in U.S. Dollars after derivatives contracting is 2.59% per year.

b)                                     Funding and revolving credit lines

In June 2013 Vale entered into a new facility with Banco Nacional de Desenvolvimento Econômico Social (“BNDES”) for a total amount of R$109 million (US$49), to finance the acquisition of domestic equipment.

In July 2013 the company contracted a new 5 years revolving credit facility in the amount of US$2 billion. This new revolving credit line will be added to the already existing US$3 billion revolving credit line, under which amounts can be drawdown and repaid at the option of the borrower.

					Total amount
	Contractual			Available	available to be	Amounts drawn on
Financial Institution	Currency	Date of agreement		until	drawn	September 30, 2013	December 31, 2012
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	3,000	—	—
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	July 2013		5 years	2,000	—	—
Credit Lines
BNDES	R$	April 2008	(a)	10 years	3,274	1,810	1,753
Loans
Export-Import Bank of China and Bank of China Limited	US$	September 2010	(b)	13 years	1,229	971	837
Export Development Canada (“EDC”)	US$	October 2010	(c)	10 years	1,000	1,000	975
BNDES
CLN 150	R$	September 2012	(d)	10 years	1,741	1,246	1,032
Investment Sustenance Program (“PSI”) 2,50%	R$	December 2012	(e)	10 years	82	82	—
PSI 3,00%	R$	June 2013	(f)	10 years	49	29	—

(a)         Memorandum of understanding signature date, however projects financing term is considered from the signature date of each projects contract amendment.

(b)         Acquisition of twelve large ore carriers from Chinese shipyards.

(c)          Financing investments in Canada and Canadian exports.

(d)         CLN 150 Project.

(e)          Acquisition of wagons by VLI Multimodal.

(f)           Acquisition of domestic equipment.

The currency of total amount available and disbursed different from reporting currency is affected by exchange rate variation among periods.

These credit lines from Nexi, JBIC, K-Sure, BNDES: Vale Fertilizantes, PSI 4.50% and 5.50% were taken off this note, because they have been used in its entirety.

c)                                      Guarantee

On September 30, 2013, US$1,441 of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

d)                                     Covenants

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA (Earnings Before Interest Taxes, Depreciation and Amortization) and interest coverage. We have not identified any events of noncompliance as of September 30, 2013.

18.                              Provision for litigation

Vale is a party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and in court.  When applicable, these lawsuits are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal advice of the legal board of the Company and by its legal consultants.

	Three-month period ended (unaudited)
	September 30, 2013					September 30, 2012
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision	Total of litigation provision
Balance at beginning of period	678	234	704	41	1,657	1,748
Additions	2	45	51	—	98	653
Reversals	(11)	(5)	(44)	(1)	(61)	(67)
Payments	(54)	(12)	(17)	—	(83)	(4)
Monetary adjustment	(15)	12	26	1	24	(2)
Translation adjustment for the period	3	5	(5)	—	3	—
Transfer to non-current assets held for sale	—	(10)	(26)	1	(35)	(36)
Balance at end of period	603	269	689	42	1,603	2,292

	Nine-month period ended (unaudited)
	September 30, 2013					September 30, 2012
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision	Total of litigation provision
Balance at beginning of period	996	287	748	34	2,065	1,686
Additions	94	87	208	13	402	892
Reversals	(58)	(53)	(158)	(6)	(275)	(183)
Payments	(336)	(17)	(63)	(2)	(418)	(32)
Monetary adjustment	(61)	11	45	5	—	80
Transfer to non-current assets held for sale	—	(10)	(26)	1	(35)	—
Translation adjustment for the period	(32)	(36)	(65)	(3)	(136)	(151)
Balance at end of period	603	269	689	42	1,603	2,292

In this quarter we paid US$74 of CFEM. During the Nine-month period ended on September 30, 2013, we paid US$340 and as at September 30, 2013 and December 31, 2012, the total liability in relation to CFEM presented in the tax litigation on the table above was US$240 and US$519, respectively.

Judicial deposits are as follows:

	September 30, 2013	December 31, 2012
	(unaudited)
Tax litigations	449	435
Civil litigations	161	172
Labor litigations	878	903
Environmental litigations	5	5
Total	1,493	1,515

The Company is also involved in administrative and judicial litigations in which the expectation of loss is considered possible, and accordingly, no provision has been recorded. These contingent liabilities are classified as follows:

	September 30, 2013	December 31, 2012
	(unaudited)
Tax litigation	17,194	16,492
Civil litigation	1,142	1,124
Labor litigation	1,747	1,728
Environmental litigation	1,203	1,672
Total	21,286	21,016

The collection of Income Tax and Social Contribution on equity gain of foreign subsidiaries, and the deductibility of the social contribution payments on the Income Tax Bases are the most relevant among tax litigations classified as possible loss. The update amount for these litigations including interest and penalties totaled at September 30, 2013 and December 31, 2012 US$13,776 and US$15,210, respectively.

In October 2013 the Brazilian tax authority has created a tax settlement program (“REFIS”), related to the collection of Income tax and social contribution on equity gain of foreign subsidiaries earned by Brazilian companies with limit date for  join on November 29, 2013.

Under the conditions of this REFIS, the debts due until December 31, 2012 may be paid as follows: (i) lump sum payment with 100% reduction of fines and other legal charges or (ii) in 120 monthly installments, with 20% down payment at the time of joining the program, with 80% reduction of fines, 40% reduction of interest and 100% reduction of legal charges.

As previously mentioned, Vale is involved in lawsuits related to the collection of Income Tax and Social Contribution on equity gain on foreign subsidiaries whose prognosis of possible loss remains unchanged, as a consequence, no provision has been recorded.

Vale is assessing the potential financial benefits of joining the REFIS.

19.                              Asset retirement obligation

Company uses substantially the same criteria used in the financial statements of December 31, 2012 to measure the obligations concerning the retirement of used fixed assets. Interest rates on long-term used to discount to present value and update the provision was 5.03% p.a. for September 30, 2013 and December 31, 2012.

The changes in the provision for asset retirement obligations are as follows:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Balance at beginning of period	2,392	1,945	2,748	1,922
Increase expense	62	54	153	137
Transfer to available for sale	(4)	—	(4)	—
Settlement in the current period	(8)	(5)	(20)	(9)
Revisions in estimated cash flows	8	4	(261)	41
Translation adjustments for the period	(11)	(2)	(177)	(95)
Balance at end of period	2,439	1,996	2,439	1,996

Current	63	64	63	64
Non-current	2,376	1,932	2,376	1,932
	2,439	1,996	2,439	1,996

20.                              Deferred Income Tax and Social Contribution

We review the potential tax impact associated with undistributed earnings of each our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates for which no deferred income tax has been recognized for possible future remittances to the parent company totaled approximately US$27 billion at September 30, 2013 and US$27 billion at December 31, 2012. These amounts are considered to be permanently reinvested in the Company’s international business. It is not practicable to determine the amount of the unrecognized deferred tax liability associated with these amounts. If we did determine to repatriate these earnings, there would be methods available to us, each with different tax consequences. There would also be uncertainty as to timing and amount, if any, of foreign tax credits that would be available, as the calculation of the available foreign tax credit is dependent upon the timing of the repatriation and projections of significant future and uncertain events. The wide range of potential outcomes that could result due to these factors, among others, makes it impracticable to calculate the amount of tax that hypothetically would be recognized on these earnings if they were repatriated.

The deferred balances were as follows:

	Three-month period ended (unaudited)
	September 30, 2013			September 30, 2012 (i)
	Assets	Liabilities	Total	Assets	Liabilities	Total
Balance at beginning of period	4,246	3,214	1,032	1,884	3,822	(1,938)
Net income effect	459	(51)	510	602	(109)	711
Transfer to non-current assets held for sale	—	(84)	84	—	(2)	2
Subsidiary acquisition (sale)	—	—	—	(5)	(8)	3
Translation adjustment for the period	(16)	(17)	1	3	119	(116)
Other comprehensive income	3	45	(42)	(53)	17	(70)
Balance at end of period	4,692	3,107	1,585	2,431	3,839	(1,408)

	Nine-month period ended (unaudited)
	September 30, 2013			September 30, 2012 (i)
	Assets	Liabilities	Total	Assets	Liabilities	Total
Balance at beginning of period	4,058	3,386	672	1,900	5,447	(3,547)
Net income effect	872	(131)	1,003	691	(160)	851
Transfer to non-current assets held for sale	—	(86)	86	—	(1)	1
Subsidiary acquisition (sale)	—	—	—	(5)	(106)	101
Translation adjustment for the period	(315)	(106)	(209)	(91)	(119)	28
Reversal of deferred income tax	—	—	—	—	(1,236)	1,236
Other comprehensive income	77	44	33	(64)	14	(78)
Balance at end of period	4,692	3,107	1,585	2,431	3,839	(1,408)

(i)       Period adjusted according to note 4.

There were no changes in tax rates in the countries where we operate. The table below shows the total income tax and social contribution shown in the income:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012 (i)	September 30, 2013	September 30, 2012 (i)
Net income before tax and social contribution	4,364	1,891	8,707	7,724
Results of equity investments	(128)	(154)	(353)	(559)
	4,236	1,737	8,354	7,165
Income tax and social contribution at statutory rates - 34%	(1,440)	(591)	(2,840)	(2,436)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	274	313	891	1,033
Tax incentive	94	84	206	174
Results of overseas companies taxed by different rates which differs from the parent company rate	132	(163)	46	240
Constitution/reversal for tax loss carryfoward	(46)	—	119	—
Reversal of deferred income tax liabilities	—	—	—	1,236
Others	86	4	(178)	(47)
Income tax and social contribution on the profit for the period	(900)	(353)	(1,756)	200

(i)       Period adjusted according to note 4.

During the period, there were no changes in tax incentives received by the Company.

21.                              Employee Benefits Obligations

a)                                     Retirement Benefits Obligations

In its 2012 financial statements the Company had announced that it expects to contribute US$407 to its pension plan in 2013. Through September 30, 2013 it had contributed US$273. No significant changes are expected in relation to the estimative disclosed in December 31, 2012 financial statement.

Costs recognized in the income statements for the period:

	Three-month period ended (unaudited)
	September 30, 2013			September 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans
Current service cost	—	30	10	—	19	10
Interest on expense on liabilities	68	94	24	74	99	25
Interest income on plan assets	(84)	(81)	—	(113)	(76)	—
Interest expense on effect of (asset ceiling)/ onerous liability	16	—	—	39	3	—
Total of cost, net	—	43	34	—	45	35

	Nine-month period ended (unaudited)
	September 30, 2013			September 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Underfunded pension plans	Overfunded pension plans (ii)	Underfunded pension plans	Underfunded pension plans
Current service cost	—	95	33	—	65	27
Interest on expense on liabilities	222	310	75	236	308	77
Interest income on plan assets	(276)	(253)	—	(359)	(272)	—
Interest expense on effect of (asset ceiling)/ onerous liability	54	—	—	123	10	—
Total of cost, net	—	152	108	—	111	104

(i)       Period adjusted according note 4.

(ii)   Company has not recorded in its balance sheet the assets and their counterparts arising from actuarial valuation of overfunded plan as there is no clear evidence of asset realization.

Costs recognized in the statements of other comprehensive income for the period:

	Three-month period ended (unaudited)
	September 30, 2013				September 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total
Return on plan assets (excluding interest income)	51	97	5	153	309	176	—	485
Changes in asset ceiling/ onerous liability (excluding interest income)	(51)	—	—	(51)	(309)	(3)	—	(312)
	—	97	5	102	—	173	—	173
Income tax	—	(30)	(4)	(34)	—	(54)	—	(54)
Total OCI, net	—	67	1	68	—	119	—	119

	Nine-month period ended (unaudited)
	September 30, 2013				September 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total
Effect of experience adjustments	—	—	—	—	—	(4)	—	(4)
Return on plan assets (excluding interest income)	(195)	(68)	10	(253)	513	286	—	799
Changes in asset ceiling/ onerous liability (excluding interest income)	195	—	—	195	(513)	(45)	—	(558)
	—	(68)	10	(58)	—	237	—	237
Income tax	—	33	(6)	27	—	(77)	—	(77)
Total OCI, net	—	(35)	4	(31)	—	160	—	160

(i)          Period adjusted according note 4.

(ii)       Company has not recorded in its balance sheet the assets and their counterparts arising from actuarial valuation of overfunded plan, because there is no clear evidence of asset realization.

100% of overfunded pension plans are located in Brazil and 90% of underfunded pension plans are located abroad of Brazil.

b) Incentive plan in results

Company, based on the profit sharing program (“PPR”) allows define, monitor, evaluate and recognize the individual and collective performance of their employees. The measurement method adopted in the period was the same used in December 31, 2012 financial statements. Company accrued expenses/costs related to participation in the results as follows:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Operational expenses	66	62	147	275
Cost of goods sold and services rendered	123	91	309	284
Total	189	153	456	559

c)             Long-term stock option compensation plan

The terms, assumptions, calculation methods and the accounting treatment applied to the Long-term Incentive Plan (“ILP”) is the same as presented in the financial statements of December 31, 2012. The total number of shares subject to the Long Term Compensation Plan on September 30, 2013 and December 31, 2012 are 6,117,958 and 4,426,046, and total liability recorded of US$68 and US$87, respectively.

22.          Classification of financial instruments

The classification of financial assets and liabilities is shown in the following tables:

	September 30, 2013 (unaudited)
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale (d)	Total
Financial assets
Current
Cash and cash equivalents	7,121	—	—	—	7,121
Short-term investments	81	—	—	—	81
Derivative financial instruments	—	221	—	—	221
Accounts receivable	5,381	—	—	—	5,381
Related parties	852	—	—	—	852
	13,435	221	—	—	13,656
Non-current
Related parties	242	—	—	—	242
Loans and financing agreements to receive	269	—	—	—	269
Financial instruments - investments	—	—	—	1,877	1,877
Derivative financial instruments	—	148	—	—	148
	511	148	—	1,877	2,536
Total of Assets	13,946	369	—	1,877	16,192

Financial liabilities
Current
Suppliers and contractors	3.980	—	—	—	3.980
Derivative financial instruments	—	470	43	—	513
Current portion of long-term debt	3,073	—	—	—	3,073
Related parties	111	—	—	—	111
	7,164	470	43	—	7,677
Non-current
Derivative financial instruments	—	1,427	14	—	1,441
Long-term debt	26,445	—	—	—	26,445
Related parties	66	—	—	—	66
Stockholders’ Debentures (note 30d)	—	1,851	—	—	1,851
	26,511	3,278	14	—	29,803
Total of Liabilities	33,675	3,748	57	—	37,480

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

(c) See note 24(a).

(d) See note 13.

	December 31, 2012
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total
Financial assets
Current
Cash and cash equivalents	5,832	—	—	—	5,832
Short-term investments	—	246	—	—	246
Derivative financial instruments	—	265	16	—	281
Accounts receivable	6,795	—	—	—	6,795
Related parties	384	—	—	—	384
	13,011	511	16	—	13,538
Non-current
Related parties	408	—	—	—	408
Loans and financing agreements to receive	246	—	—	—	246
Financial instrument - Investments	—	—	—	7	7
Derivative financial instruments	—	40	5	—	45
	654	40	5	7	706
Total of Assets	13,665	551	21	7	14,244

Financial liabilities
Current
Suppliers and contractors	4,529	—	—	—	4,529
Derivative financial instruments	—	346	1	—	347
Current portion of long-term debt	3,471	—	—	—	3,471
Related parties	207	—	—	—	207
	8,207	346	1	—	8,554
Non-current
Derivative financial instruments	—	783	—	—	783
Long-term debt	26,799	—	—	—	26,799
Related parties	72	—	—	—	72
Stockholder’s debentures	—	1,653	—	—	1,653
	26,871	2,436	—	—	29,307
Total of Liabilities	35,078	2,782	1	—	37,861

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

(c) See note 24(a).

23.          Fair Value Estimative

The Company considered the same assumptions and calculation methods presented in the financial statements of December 31, 2012, to measure the fair value of assets and liabilities in the period.

The tables below present the assets and liabilities measured at fair value in the period.

	September 30, 2013 (unaudited)			December 31, 2012
	Level 1	Level 2	Total (i)	Level 1	Level 2	Total (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	4	217	221	—	265	265
Derivatives designated as hedges	—	—	—	—	16	16
	4	217	221	—	281	281
Non-Current
Financial assets investments	—	1,877	1,877	7	—	7
Derivatives at fair value through profit or loss	1	147	148	—	40	40
Derivatives designated as hedges	—	—	—	—	5	5
	1	2,024	2,025	7	45	52
Total of Assets	5	2,241	2,246	7	326	333

Financial Liabilities
Current
Derivatives at fair value through profit or loss	3	467	470	2	344	346
Derivatives designated as hedges	—	43	43	—	1	1
	3	510	513	2	345	347
Non-Current
Derivatives at fair value through profit or loss	—	1,427	1,427	—	783	783
Derivatives designated as hedges	—	14	14	—	—	—
Stockholders’ debentures	—	1,851	1,851	—	1,653	1,653
	—	3,292	3,292	—	2,436	2,436
Total of Liabilities	3	3,802	3,805	2	2,781	2,783

(i)       No classification according to level 3.

The Company measured its loans and debt securities at market value and compared to the carrying amount. The assumptions and calculation methods applied are also the same as those presented in the financial statements as of December 31, 2012. The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	September 30, 2013 (unaudited)
	Balance	Fair value (i)	Level 1	Level 2
Financial liabilities
Loans (long term) (ii)	29,082	29,935	23,613	6,322
Perpetual notes (iii)	66	66	—	66

(i) No classification according to level 3.

(ii) Net interest of US$436

(iii) Classified as “Related parties” (Non-current liabilities)

	December 31, 2012
	Balance	Fair value (i)	Level 1	Level 2
Financial liabilities
Loans (long term) (ii)	29,845	32,724	25,817	6,907
Perpetual notes (iii)	72	72	—	72

(i) No classification according to level 3.

(ii) Net interest of US$425

(iii) Classified as “Related parties” (Non-current liabilities)

24.                              Derivatives  financials instruments

a)                                    Derivatives effects on balance sheet

	Assets
	September 30, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	210	—	249	1
Eurobonds Swap	—	—	—	39
Pre dollar swap	6	82	16	—
	216	82	265	40
Commodities price risk
Nickel fixed price program	4	1	—	—
Bunker Oil	1	—	—	—
	5	1	—	—
Warrants
SLW Option (Note 29)	—	65	—	—
	—	65	—	—
Derivatives designated as hedge
Strategic Nickel	—	—	13	—
Foreign exchange cash flow hedge	—	—	3	5
	—	—	16	5
Total	221	148	281	45

	Liabilities
	September 30, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	429	1,327	340	700
Eurobonds Swap	2	—	4	18
Pre dollar swap	—	99	—	63
	431	1,426	344	781
Commodities price risk
Nickel fixed price program	3	—	2	—
Bunker Oil	36	—	—	—
	39	—	2	—
Embedded derivatives
Gas	—	1	—	2
	—	1	—	2
Derivatives designated as hedge
Bunker Oil Hedge	31	7	1	—
Foreign exchange cash flow hedge	12	7	—	—
	43	14	1	—
Total	513	1,441	347	783

b)                                     Effects of derivatives in the statement of income, cash flow and other comprehensive income

	Three-month period ended (unaudited)
	Amount of gain or(loss) recognized as financial income (expense)		Financial settlement (inflows)/ Outflows		Amount of gain or (loss) recognized in OCI
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	12	(55)	(27)	(29)	—	—
Eurobonds Swap	57	8	—	—	—	—
Pre dollar swap	—	(4)	(4)	(6)	—	—
	69	(51)	(31)	(35)	—	—
Commodities price risk
Nickel fixed price program	(2)	(7)	1	(2)	—	—
Bunker oil hedge	49	1	26	(1)	—	—
	47	(6)	27	(3)	—	—
Warrants
SLW options (note 29)	20	—	—	—	—	—
	20	—	—	—	—	—
Embedded derivatives
Gas	3	—	—	—	—	—
	3	—	—	—	—	—
Derivatives designated as hedge
Bunker oil hedge	(17)	—	17	—	12	19
Strategic nickel	—	45	—	(44)	—	(51)
Foreign exchange cash flow hedge	(5)	—	4	(1)	23	47
	(22)	45	21	(45)	35	15
Total	117	(12)	17	(83)	35	15

Financial income	155	61	(31)	(84)
Financial expenses	(38)	(73)	48	1
Total	117	(12)	17	(83)

	Nine-month period ended (unaudited)
	Amount of gain or(loss) recognized as financial income (expense)		Financial settlement (inflows)/ Outflows		Amount of gain or (loss) recognized in OCI
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(655)	(255)	(202)	(338)	—	—
Eurobonds Swap	58	(9)	5	4	—	—
Treasury future	—	9	—	(3)	—	—
Pre dollar swap	(38)	(8)	(14)	(15)	—	—
	(635)	(263)	(211)	(352)	—	—
Commodities price risk
Nickel fixed price program	—	(2)	3	(2)	—	—
Bunker oil hedge	(71)	1	36	(5)	—	—
	(71)	(1)	39	(7)	—	—
Warrants
SLW options (note 29)	(35)	—	—	—	—	—
	(35)	—	—	—	—	—
Embedded derivatives
Gas	3	—	—	—	—	—
	3	—	—	—	—	—
Derivatives designated as hedge
Bunker Oil Hedge	(30)	—	30	—	(35)	5
Strategic Nickel	13	132	(13)	(131)	(13)	(115)
Foreign exchange cash flow hedge	(5)	—	4	(1)	(21)	22
	(22)	132	21	(132)	(69)	(88)
Total	(760)	(132)	(151)	(491)	(69)	(88)

Financial income	377	403	(236)	(501)
Financial expenses	(1,137)	(535)	85	10
Total	(760)	(132)	(151)	(491)

Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (“LME”) and proprietary data from Thomson Reuters and Bloomberg were used.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	13,860.00	MAR14	14,031.99	SEP14	14,175.50
OCT13	13,908.37	APR14	14,057.20	SEP15	14,437.33
NOV13	13,932.61	MAY14	14,083.35	SEP16	14,680.63
DEC13	13,958.77	JUN14	14,107.99	SEP17	14,911.96
JAN14	13,983.89	JUL14	14,130.66
FEB14	14,006.53	AUG14	14,152.71

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.32	MAR14	3.32	SEP14	3.33
OCT13	3.31	APR14	3.32	SEP15	3.35
NOV13	3.31	MAY14	3.33	SEP16	3.37
DEC13	3.31	JUN14	3.33	SEP17	3.39
JAN14	3.32	JUL14	3.33
FEB14	3.32	AUG14	3.33

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	609.76	MAR14	598.71	SEP14	588.56
OCT13	609.25	APR14	596.87	SEP15	572.22
NOV13	608.66	MAY14	594.98	SEP16	559.12
DEC13	604.30	JUN14	593.41	SEP17	552.01
JAN14	602.02	JUL14	591.79
FEB14	600.54	AUG14	590.08

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/01/13	0.62	01/04/16	1.86	07/02/18	3.00
12/02/13	0.76	04/01/16	1.94	10/01/18	3.10
01/02/14	1.07	07/01/16	2.04	01/02/19	3.22
04/01/14	1.23	10/03/16	2.13	04/01/19	3.34
07/01/14	1.41	01/02/17	2.29	07/01/19	3.46
10/01/14	1.49	04/03/17	2.41	10/01/19	3.59
01/02/15	1.60	07/03/17	2.55	01/02/20	3.71
04/01/15	1.69	10/02/17	2.65	07/01/20	3.95
07/01/15	1.76	01/02/18	2.77	01/04/21	4.18
10/01/15	1.79	04/02/18	2.90	07/01/21	4.37

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
US$1M	0.18	US$6M	0.29	US$11M	0.31
US$2M	0.22	US$7M	0.30	US$12M	0.32
US$3M	0.25	US$8M	0.30	US$2Y	0.47
US$4M	0.27	US$9M	0.31	US$3Y	0.79
US$5M	0.28	US$10M	0.31	US$4Y	1.20

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/01/13	5.00	01/04/16	5.00	07/02/18	5.00
12/02/13	5.00	04/01/16	5.00	10/01/18	5.00
01/02/14	5.00	07/01/16	5.00	01/02/19	5.00
04/01/14	5.00	10/03/16	5.00	04/01/19	5.00
07/01/14	5.00	01/02/17	5.00	07/01/19	5.00
10/01/14	5.00	04/03/17	5.00	10/01/19	5.00
01/02/15	5.00	07/03/17	5.00	01/02/20	5.00
04/01/15	5.00	10/02/17	5.00	07/01/20	5.00
07/01/15	5.00	01/02/18	5.00	01/04/21	5.00
10/01/15	5.00	04/02/18	5.00	07/01/21	5.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/01/13	9.12	01/04/16	11.11	07/02/18	11.69
12/02/13	9.19	04/01/16	11.24	10/01/18	11.74
01/02/14	9.36	07/01/16	11.35	01/02/19	11.71
04/01/14	9.64	10/03/16	11.39	04/01/19	11.72
07/01/14	9.86	01/02/17	11.42	07/01/19	11.74
10/01/14	10.08	04/03/17	11.46	10/01/19	11.75
01/02/15	10.24	07/03/17	11.50	01/02/20	11.76
04/01/15	10.44	10/02/17	11.54	07/01/20	11.80
07/01/15	10.72	01/02/18	11.58	01/04/21	11.83
10/01/15	10.93	04/02/18	11.64	07/01/21	11.84

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
EUR1M	0.09	EUR6M	0.33	EUR11M	0.41
EUR2M	0.11	EUR7M	0.35	EUR12M	0.42
EUR3M	0.16	EUR8M	0.37	EUR2Y	0.55
EUR4M	0.25	EUR9M	0.39	EUR3Y	0.75
EUR5M	0.29	EUR10M	0.40	EUR4Y	1.00

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
CAD1M	1.22	CAD6M	1.38	CAD11M	1.31
CAD2M	1.25	CAD7M	1.36	CAD12M	1.30
CAD3M	1.28	CAD8M	1.34	CAD2Y	1.44
CAD4M	1.33	CAD9M	1.33	CAD3Y	1.79
CAD5M	1.36	CAD10M	1.32	CAD4Y	2.10

Currencies - Ending rates

CAD/US$	0.9721	US$/BRL	2.2300	EUR/US$	1.3531

Sensitivity Analysis — Summary of the USD/BRL fluctuation — Debt, Cash Investments and Derivatives

Sensitivity analysis - Summary of the USD/BRL fluctuation	Amounts in US$ million

Program	Instrument	Risk	Cenário I	Cenário II	Cenário III	Cenário IV
Funding	Debt denominated in BRL	No fluctuation	0	0	0	0
Funding	Debt denominated in USD	USD/BRL fluctuation	(4,688)	4,688	(9,377)	9,377
Cash Investments	Cash denominated in BRL	No fluctuation	0	0	0	0
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	1,412	(1,412)	2,824	(2,824)
Derivatives(1)	Consolidated derivatives portfolio	USD/BRL fluctuation	(2,157)	2,157	(4,315)	4,315
Net result			(5,434)	5,434	(10,867)	10,867

(1) - Detailed information of derivatives are described below.

Sensitivity Analysis

We present below the sensitivity analysis for all derivatives outstanding positions as of September 30, 2013 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•                  Fair Value: the fair value of the instruments as at September 30, 2013;

•                  Scenario I: Potencial change in fair value of Vale’s financial instruments’ positions considering a 25% depreciation of market curves for underlying risk factors;

•                  Scenario II: Potencial change in fair value of Vale’s financial instruments’ positions considering a 25% appreciation of market curves for underlying risk factors;

•                  Scenario III: Potencial change in fair value of Vale’s financial instruments’ positions considering a 50% depreciation of market curves for underlying risk factors;

•                  Scenario IV: Potencial change in fair value of Vale’s financial instruments’ positions considering a 50% appreciation of market curves for underlying risk factors;

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in US$ million

			Fair
Program	Instrument	Risk	Value	Scenario I	Scenario II	Scenario III	Scenario IV

		USD/BRL fluctuation		(1,144)	1,144	(2,288)	2,288
	CDI vs. USD fixed rate swap	USD interest rate inside Brazil variation	(743)	(27)	26	(56)	52
Protection program for the Real denominated debt indexed to CDI		Brazilian interest rate fluctuation		(9)	8	(19)	16
		USD Libor variation		(0)	0	(0)	0
		USD/BRL fluctuation		(64)	64	(127)	127
	CDI vs. USD floating rate swap	Brazilian interest rate fluctuation	(59)	(0.2)	0.2	(0.4)	0.4
		USD Libor variation		(0.06)	0.06	(0.12)	0.11
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

		USD/BRL fluctuation		(777)	777	(1,555)	1,555
		USD interest rate inside Brazil variation		(60)	56	(123)	109
	TJLP vs. USD fixed rate swap	Brazilian interest rate fluctuation	(661)	181	(160)	388	(301)
Protection program for the Real denominated debt indexed to TJLP		TJLP interest rate fluctuation		(88)	86	(177)	170
		USD/BRL fluctuation		(82)	82	(164)	164
	TJLP vs. USD floating rate swap	USD interest rate inside Brazil variation	(85)	(6)	6	(13)	12
		Brazilian interest rate fluctuation		16	(14)	35	(26)
		TJLP interest rate fluctuation		(8)	8	(16)	15
		USD Libor variation		4	(4)	8	(8)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt		USD/BRL fluctuation		(105)	105	(210)	210
	BRL fixed rate vs. USD	USD interest rate inside Brazil variation	(92)	(6)	5	(12)	11
		Brazilian interest rate fluctuation		20	(18)	42	(34)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

		USD/BRL fluctuation		20	(20)	40	(40)
Protection Program for the Euro denominated debt	EUR fixed rate vs. USD fixed rate swap	EUR/USD fluctuation	80	(375)	375	(750)	750
		EUR Libor variation		30	(27)	62	(52)
		USD Libor variation		(35)	31	(73)	59
	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	375	(375)	750	(750)

		USD/BRL fluctuation		(5)	5	(9)	9
Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)	CAD Forward	USD/CAD fluctuation	(19)	(234)	234	(467)	467
		CAD Libor variation		3	(3)	6	(5)
		USD Libor variation		(1)	1	(2)	2
	Protected Items - Disbursement in Canadian dollars	USD/CAD fluctuation	n.a.	234	(234)	467	(467)

Sensitivity analysis - Commodity Derivative Positions	Amounts in US$ million

Program	Instrument	Risk	Fair	Scenario I	Scenario II	Scenario III	Scenario IV
		Nickel price fluctuation		0.4	(0.4)	0.8	(0.8)
Nickel purchase protection program	Sale of nickel future/forward contracts	Libor USD fluctuation	0.0	0	(0)	0	(0)
		USD/BRL fluctuation		0.0	0.0	0.0	(0.0)
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(0.4)	0.4	(1)	1

		Nickel price fluctuation		(22)	22	(45)	45
Nickel fixed price program	Purchase of nickel future/forward contracts	Libor USD fluctuation	(3.6)	(0.0)	0.0	(0.1)	0.1
		USD/BRL fluctuation		(1)	1	(2)	2
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	22	(22)	45	(45)

		Copper price fluctuation		0.4	(0.4)	0.9	(0.9)
Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Libor USD fluctuation	(0.0)	0	(0)	0	(0)
		USD/BRL fluctuation		(0.0)	0.0	(0.0)	0.0
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	(0.4)	0.4	(1)	1

		Bunker Oil price fluctuation		(190)	184	(386)	380
Bunker Oil Purchase Protection Program	Bunker Oil forward and Options	Libor USD fluctuation	(28)	(0)	0	(0)	0
		USD/BRL fluctuation		(7)	7	(14)	14
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	190	(184)	386	(380)

		Bunker Oil price fluctuation		(248)	248	(497)	497
Bunker Oil Hedge Protection Program	Bunker Oil forward	Libor USD fluctuation	(34)	(0.5)	0.5	(0.9)	0.9
		USD/BRL fluctuation		(9)	9	(19)	19
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	248	(248)	497	(497)

		SLW stock price fluctuation		(26)	30	(47)	63
Sell of part of future gold production (subproduct) from Vale	10 million of SLW warrants	Libor USD fluctuation	65	(3)	3	(6)	5
		USD/BRL fluctuation		16	(16)	33	(33)
	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	26	(30)	47	(63)

Sensitivity analysis - Embedded Derivative Positions	Amounts in US$ million

Program	Instrument	Risk	Fair	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation USD/BRL fluctuation	(0.3)	6	(6)	12	(12)
				(0.0)	0.0	(0.0)	0.0

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation USD/BRL fluctuation	0.3	8	(8)	16	(16)
				0.2	(0.2)	0.4	(0.4)

Embedded derivatives - Gas purchase for Pelletizing	Embedded derivatives - Gas purchase	Pellet price fluctuation USD/BRL fluctuation	(0.8)	1	(1)	1	(4)
				(0.2)	0.2	(0.4)	0.4

Sensitivity analysis - Cash Investments (Other currencies)	Amounts in US$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR/BRL fluctuation	11	(11)	21	(21)
Cash Investments	Cash denominated in CAD	CAD/BRL fluctuation	31	(31)	62	(62)
Cash Investments	Cash denominated in GBP	GBP/BRL fluctuation	2	(2)	4	(4)
Cash Investments	Cash denominated in AUD	AUD/BRL fluctuation	14	(14)	28	(28)
Cash Investments	Cash denominated in Other Currencies	Other Currencies fluctuation	7	(7)	13	(13)

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of September 30, 2013.

Vale’s Counterparty	Moody’s*	S&P*

ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Amazônia SA	-	-
Banco Bradesco	Baa2	BBB
Banco de Credito del Peru	Baa2	BBB+
Banco do Brasil	Baa2	BBB
Banco do Nordeste	Baa2	BBB
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB
Banco Votorantim	Baa2	BBB-
Bank of America	Baa2	A-
Bank of Nova Scotia	Aa2	A+
Banpara	-	-
Barclays	A3	A-
BNP Paribas	A2	A+
BTG Pactual	Baa3	BBB-
Caixa Economica Federal	Baa2	BBB
Canadian Imperial Bank	Aa3	A+
Citigroup	Baa2	A-
Credit Agricole	A2	A
Deutsche Bank	A2	A
Goldman Sachs	A3	A-
HSBC	Aa3	A+
Itau Unibanco	Baa1	BBB
JP Morgan Chase & Co	A2	A
Morgan Stanley	Baa1	A-
National Australia Bank NAB	Aa2	AA-
Rabobank	Aa2	AA-
Royal Bank of Canada	Aa3	AA-

* Long Term Rating / LT Foreign Issuer Credit

25.          Stockholders’ Equity

a)            Capital

At September 30, 2013, the capital stock is US$60,578 as of represented below:

	September 30, 2013
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	678,840,482	636,876,650	1,315,717,132
FMP - FGTS	87,326,796	—	87,326,796
PIBB - BNDES	1,687,106	2,510,536	4,197,642
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	295,118,380	501,332,642	796,451,022
Institutional investors	147,334,073	369,297,845	516,631,918
Retail investors in Brazil	52,532,236	371,178,969	423,711,205
Treasure stock in Brazil	71,071,482	140,857,692	211,929,174
Total	3,256,724,482	2,108,579,618	5,365,304,100

b)                                     Treasury stocks

On September 30, 2013, the amount of treasury stocks was US$4,477 as follows:

	December			September	Acquisition price (US$)			September	December
Shares (thousands)	31, 2012	Addition	Reduction	30, 2013	Average	Low	High	30, 2013	31, 2012
Preferred	140,857,692	—	—	140,857,692	17.67	6.61	22.51	14.55	18.84
Common	71,071,482	—	—	71,071,482	16.95	9.46	25.84	15.55	19.37
Total	211,929,174	—	—	211,929,174

c)                                      Basic and diluted earnings per share

Basic and diluted earnings per shares were calculated as follows:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012 (i)	September 30, 2013	September 30, 2012 (i)
Net income from continuing operations attributable to the Company’s stockholders	3,514	1,620	7,092	8,133

Basic and diluted earnings per share:
Income available to preferred stockholders	1,342	619	2,708	3,078
Income available to common stockholders	2,172	1,001	4,384	5,055
Total	3,514	1,620	7,092	8,133

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,930,600
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,171,041
Total	5,153,375	5,153,375	5,153,375	5,101,641

Basic and diluted earnings per share from continuing operations
Basic earnings per preferred share	0.68	0.32	1.38	1.59
Basic earnings per common share	0.68	0.32	1.38	1.59

(i)    Period adjusted according note 4.

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012 (i)	September 30, 2013	September 30, 2012 (i)
Net income from discontinuing operations attributable to the Company’s stockholders	(12)	18	(57)	(62)

Basic and diluted earnings per share:
Income available to preferred stockholders	(5)	7	(22)	(23)
Income available to common stockholders	(7)	11	(35)	(39)
Total	(12)	18	(57)	(62)

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,930,600
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,171,041
Total	5,153,375	5,153,375	5,153,375	5,101,641

Basic and diluted earnings per share from discontinuing operations
Basic earnings per preferred share	0.00	0.00	(0.01)	(0.01)
Basic earnings per common share	0.00	0.00	(0.01)	(0.01)

(i)                                    Period adjusted according note 4.

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012 (i)	September 30, 2013	September 30, 2012 (i)
Net income attributable to the Company’s stockholders	3,502	1,638	7,035	8,071

Basic and diluted earnings per share:
Income available to preferred stockholders	1,337	625	2,686	3,054
Income available to common stockholders	2,165	1,013	4,349	5,017
Total	3,502	1,638	7,035	8,071

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,930,600
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,171,041
Total	5,153,375	5,153,375	5,153,375	5,101,641

Basic and diluted earnings per
Basic earnings per preferred share	0.68	0.32	1.37	1.58
Basic earnings per common share	0.68	0.32	1.37	1.58

(i)                                    Period adjusted according note 4.

d)                                     Remuneration of stockholders

We present below the remuneration of stockholder paid in the Nine-month period ended September 30, 2013.

	Remuneration attributed to Stockholders
	Total amount	Amount per outstanding common or preferred share
2013 prepaid amount
First installment - April	2,250	0.436607084
Dividends	400	0.077619037
Interest on capital	1,850	0.358988047

In October 31, 2013 (subsequent event), Vale paid the second installment of the 2013 minimum remuneration, US$287 in form of dividend and US$1,463 in form of interest on capital. Vale paid also an additional remuneration of US$500 in form of interest on capital.

26.          Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records adjusted for reallocations between segments.

a)            Results by segment

	Three-month period ended (unaudited)
	September 30, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	9,569	1,859	774	131	12,333	344	12,677
Cost and expenses	(4,077)	(1,556)	(838)	(118)	(6,589)	(267)	(6,856)
Fair value on sale of assets	—	—	—	—	—	(58)	(58)
Depreciation, depletion and amortization	(486)	(407)	(106)	(8)	(1,007)	(37)	(1,044)
Operating income (loss)	5,006	(104)	(170)	5	4,737	(18)	4,719

Financial results, net	(536)	(26)	(5)	66	(501)	(2)	(503)
Equity results from associates and joint controlled entities	196	(10)	—	(58)	128	—	128
Income tax and social contribution	(883)	25	(35)	(7)	(900)	8	(892)
Net income (loss)	3,783	(115)	(210)	6	3,464	(12)	3,452

Net income (loss) attributable to noncontrolling interests	(18)	(35)	14	(11)	(50)	—	(50)
Net income (loss) attributable to the company’s stockholders	3,801	(80)	(224)	17	3,514	(12)	3,502

Sales classified by geographic area:
America, except United States	189	247	15	—	451	—	451
United States of America	22	259	—	24	305	—	305
Europe	1,520	706	26	—	2,252	—	2,252
Middle East/Africa/Oceania	452	23	—	—	475	—	475
Japan	1,016	162	—	—	1,178	—	1,178
China	5,026	214	—	—	5,240	—	5,240
Asia, except Japan and China	614	242	24	—	880	—	880
Brazil	730	6	709	107	1,552	344	1,896
Net operating revenue	9,569	1,859	774	131	12,333	344	12,677

	Three-month period ended (unaudited)
	September 30, 2012 (i)
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	8,197	1,766	1,039	81	11,083	332	11,415
Cost and expenses	(4,675)	(1,705)	(867)	(186)	(7,433)	(268)	(7,701)

Depreciation, depletion and amortization	(444)	(410)	(127)	(13)	(994)	(35)	(1,029)
Operating income (loss)	3,078	(349)	45	(118)	2,656	29	2,685

Financial results, net	(987)	57	2	9	(919)	—	(919)
Equity results from associates and joint controlled entities	232	(1)	—	(77)	154	—	154
Income tax and social contribution	(390)	54	(19)	2	(353)	(11)	(364)
Net income (loss)	1,933	(239)	28	(184)	1,538	18	1,556

Net loss attributable to noncontrolling interests	(16)	(50)	(4)	(12)	(82)	—	(82)
Net income (loss) attributable to the company’s stockholders	1,949	(189)	32	(172)	1,620	18	1,638

Sales classified by geographic area:
America, except United States	199	229	8	—	436	—	436
United States of America	18	201	19	—	238	—	238
Europe	1,387	638	34	—	2,059	—	2,059
Middle East/Africa/Oceania	369	15	6	—	390	—	390
Japan	1,154	159	—	—	1,313	—	1,313
China	3,614	231	—	—	3,845	—	3,845
Asia, except Japan and China	718	286	18	—	1,022	—	1,022
Brazil	738	7	954	81	1,780	332	2,112
Net operating revenue	8,197	1,766	1,039	81	11,083	332	11,415

(i)    Period adjusted according note 4.

	Nine-month period ended (unaudited)
	September 30, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	25,389	5,389	2,255	609	33,642	1,002	34,644
Cost and expenses	(11,152)	(3,993)	(2,204)	(707)	(18,056)	(881)	(18,937)
Fair value on sale of assets	—	—	—	—	—	(58)	(58)
Depreciation, depletion and amortization	(1,382)	(1,316)	(330)	(28)	(3,056)	(116)	(3,172)
Operating income (loss)	12,855	80	(279)	(126)	12,530	(53)	12,477

Financial results, net	(4,267)	49	(8)	50	(4,176)	1	(4,175)
Equity results from associates and joint controlled entities	482	(17)	—	(112)	353	—	353
Income tax and social contribution	(1,777)	24	28	(31)	(1,756)	(5)	(1,761)
Net income (loss)	7,293	136	(259)	(219)	6,951	(57)	6,894

Net income (loss) attributable to noncontrolling interests	(47)	(67)	14	(41)	(141)	—	(141)
Net income (loss) attributable to the company’s stockholders	7,340	203	(273)	(178)	7,092	(57)	7,035

Sales classified by geographic area:
America, except United States	563	796	40	10	1,409	—	1,409
United States of America	25	824	—	132	981	—	981
Europe	4,304	1,932	95	—	6,331	—	6,331
Middle East/Africa/Oceania	1,387	61	11	7	1,466	—	1,466
Japan	2,425	447	—	—	2,872	—	2,872
China	12,583	651	—	—	13,234	—	13,234
Asia, except Japan and China	1,915	625	43	—	2,583	—	2,583
Brazil	2,187	53	2,066	460	4,766	1,002	5,768
Net operating revenue	25,389	5,389	2,255	609	33,642	1,002	34,644

	Nine-month period ended (unaudited)
	September 30, 2012 (i)
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	26,323	5,320	2,688	251	34,582	854	35,436
Cost and expenses	(12,898)	(4,851)	(2,202)	(691)	(20,642)	(789)	(21,431)
Loss on sale of assets	(377)	—	—	—	(377)	—	(377)
Depreciation, depletion and amortization	(1,437)	(1,186)	(350)	(18)	(2,991)	(97)	(3,088)
Operating income (loss)	11,611	(717)	136	(458)	10,572	(32)	10,540

Financial results, net	(3,454)	95	(50)	2	(3,407)	(3)	(3,410)
Equity results from associates and joint controlled entities	726	(3)	—	(164)	559	—	559
Income tax and social contribution	(1,033)	53	1,181	(1)	200	(27)	173
Net income (loss)	7,850	(572)	1,267	(621)	7,924	(62)	7,862

Net income (loss) attributable to noncontrolling interests	(54)	(163)	39	(31)	(209)	—	(209)
Net income (loss) attributable to the company’s stockholders	7,904	(409)	1,228	(590)	8,133	(62)	8,071

Sales classified by geographic area:
America, except United States	630	739	38	15	1,422	—	1,422
United States of America	101	901	53	1	1,056	—	1,056
Europe	4,553	1,590	115	23	6,281	—	6,281
Middle East/Africa/Oceania	1,083	86	7	—	1,176	—	1,176
Japan	3,404	511	—	6	3,921	—	3,921
China	11,574	651	—	—	12,225	—	12,225
Asia, except Japan and China	2,303	768	49	2	3,122	—	3,122
Brazil	2,675	74	2,426	204	5,379	854	6,233
Net operating revenue	26,323	5,320	2,688	251	34,582	854	35,436

(i)    Period adjusted according note 4.

	Three-month period ended (unaudited)
	September 30, 2013
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Fair value on sale of assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	7,683	(2,443)	(424)	(76)	(66)	4,674	(350)	—	4,324	38,198	1,499	672
Pellets	1,483	(564)	(25)	(3)	(31)	860	(52)	—	808	1,992	86	898
Ferroalloys and manganese	161	(80)	(8)	—	(12)	61	(12)	—	49	273	7	—
Coal	211	(254)	(47)	(21)	(1)	(112)	(41)	—	(153)	4,179	423	277
Others ferrous products and services	31	(20)	(2)	—	—	9	(31)	—	(22)	569	9	—
	9,569	(3,361)	(506)	(100)	(110)	5,492	(486)	—	5,006	45,211	2,024	1,847
Base Metals
Nickel and other products (a)	1,437	(1,024)	(31)	(37)	(161)	184	(363)	—	(179)	30,183	458	22
Copper (b)	422	(276)	(14)	(10)	(3)	119	(44)	—	75	4,368	120	237
	1,859	(1,300)	(45)	(47)	(164)	303	(407)	—	(104)	34,551	578	259
Fertilizers
Potash	57	(36)	(11)	(2)	(213)	(205)	(6)	—	(211)	2,520	131	—
Phosphates	607	(471)	(20)	(8)	(8)	100	(88)	—	12	7,731	133	—
Nitrogen	89	(68)	1	(1)	(1)	20	(12)	—	8	—	—	—
Others fertilizers products	21	—	—	—	—	21	—	—	21	—	—	—
	774	(575)	(30)	(11)	(222)	(64)	(106)	—	(170)	10,251	264	—
Others	131	(123)	52	(44)	(3)	13	(8)	—	5	2,176	140	1,856
Total of continued operations	12,333	(5,359)	(529)	(202)	(499)	5,744	(1,007)	—	4,737	92,189	3,006	3,962

Discontinued operations (General Cargo)	344	(248)	(16)	(3)	—	77	(37)	(58)	(18)	2,755	128	—
Total	12,677	(5,607)	(545)	(205)	(499)	5,821	(1,044)	(58)	4,719	94,944	3,134	3,962

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

	Three-month period ended (unaudited)
	September 30, 2012 (i)
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	6,166	(2,610)	(771)	(159)	—	2,626	(344)	2,282	35,900	2,566	690
Pellets	1,657	(652)	—	—	(50)	955	(48)	907	2,005	35	1,146
Ferroalloys and manganese	101	(36)	3	—	—	68	(7)	61	264	13	—
Coal	225	(243)	(44)	(28)	(4)	(94)	(24)	(118)	4,400	288	272
Others ferrous products and services	48	(38)	(42)	(1)	—	(33)	(21)	(54)	597	16	—
	8,197	(3,579)	(854)	(188)	(54)	3,522	(444)	3,078	43,166	2,918	2,108
Base Metals
Nickel and other products (a)	1,439	(950)	(130)	(86)	(201)	72	(370)	(298)	32,735	656	31
Copper (b)	327	(292)	(19)	(22)	(5)	(11)	(40)	(51)	4,487	175	239
	1,766	(1,242)	(149)	(108)	(206)	61	(410)	(349)	37,222	831	270
Fertilizers
Potash	74	(32)	(4)	(21)	—	17	(4)	13	1,783	839	—
Phosphates	760	(552)	(56)	(8)	(32)	112	(97)	15	8,036	48	—
Nitrogen	182	(150)	(12)	—	—	20	(26)	(6)	536	24	—
Others fertilizers products	23	—	—	—	—	23	—	23	330	3	—
	1,039	(734)	(72)	(29)	(32)	172	(127)	45	10,685	914	—
Others	81	(89)	(65)	(32)	—	(105)	(13)	(118)	1,952	97	5,816
Total of continued operations	11,083	(5,644)	(1,140)	(357)	(292)	3,650	(994)	2,656	93,025	4,760	8,194

Discontinued operations (General Cargo)	332	(244)	(21)	(3)	—	64	(35)	29	2,244	224	—
Total	11,415	(5,888)	(1,161)	(360)	(292)	3,714	(1,029)	2,685	95,269	4,984	8,194

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(i) Period adjusted according note 4.

	Nine-month period ended (unaudited)
	September 30, 2013
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Fair value on sale of assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments

Bulk Material
Iron ore	19,885	(6,517)	(1,017)	(205)	(192)	11,954	(996)	—	10,958	38,198	5,005	672
Pellets	4,353	(1,604)	(63)	(9)	(101)	2,576	(138)	—	2,438	1,992	194	898
Ferroalloys and manganese	374	(235)	(29)	—	(12)	98	(22)	—	76	273	23	—
Coal	676	(772)	(259)	(37)	(21)	(413)	(131)	—	(544)	4,179	809	277
Others ferrous products and services	101	(77)	(2)	—	—	22	(95)	—	(73)	569	22	—
	25,389	(9,205)	(1,370)	(251)	(326)	14,237	(1,382)	—	12,855	45,211	6,053	1,847
Base Metals
Nickel and other products (a)	4,385	(2,745)	16	(121)	(541)	994	(1,187)	—	(193)	30,183	1,873	22
Copper (b)	1,004	(740)	(58)	(41)	(7)	158	(129)	—	29	4,368	415	237
Others	—	—	244	—	—	244	—	—	244	—	—	—
	5,389	(3,485)	202	(162)	(548)	1,396	(1,316)	—	80	34,551	2,288	259
Fertilizers
Potash	155	(97)	(21)	(5)	(296)	(264)	(30)	—	(294)	2,520	401	—
Phosphates	1,653	(1,299)	(95)	(14)	(28)	217	(236)	—	(19)	7,731	322	—
Nitrogen	387	(327)	(12)	(3)	(5)	40	(64)	—	(24)	—	—	—
Others fertilizers products	60	—	—	(2)	—	58	—	—	58	—	—	—
	2,255	(1,723)	(128)	(24)	(329)	51	(330)	—	(279)	10,251	723	—
Others	609	(444)	(168)	(92)	(3)	(98)	(28)	—	(126)	2,176	405	1,856
Total continued operations	33,642	(14,857)	(1,464)	(529)	(1,206)	15,586	(3,056)	—	12,530	92,189	9,469	3,962

Discontinued operations (General Cargo)	1,002	(791)	(80)	(10)	—	121	(116)	(58)	(53)	2,755	604	—
Total	34,644	(15,648)	(1,544)	(539)	(1,206)	15,707	(3,172)	(58)	12,477	94,944	10,073	3,962

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

	Nine-month period ended (unaudited)
	September 30, 2012 (i)
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	19,575	(7,022)	(1,482)	(430)	—	10,641	(1,020)	9,621	35,900	5,535	690
Pellets	5,210	(2,100)	—	—	(170)	2,940	(168)	2,772	2,005	295	1,146
Ferroalloys and manganese	432	(298)	(31)	—	—	103	(45)	58	264	135	—
Coal	890	(824)	(211)	(66)	(17)	(228)	(124)	(352)	4,400	838	272
Others ferrous products and services	216	(168)	(78)	(1)	—	(31)	(80)	(111)	597	77	—
	26,323	(10,412)	(1,802)	(497)	(187)	13,425	(1,437)	11,988	43,166	6,880	2,108
Base Metals
Nickel and other products (a)	4,538	(2,922)	(352)	(230)	(575)	459	(1,110)	(651)	32,735	1,883	31
Copper (b)	782	(637)	(34)	(96)	(5)	10	(76)	(66)	4,487	701	239
	5,320	(3,559)	(386)	(326)	(580)	469	(1,186)	(717)	37,222	2,584	270
Fertilizers
Potash	215	(114)	(15)	(47)	—	39	(19)	20	1,783	902	—
Phosphates	1,900	(1,373)	(102)	(20)	(70)	335	(254)	81	8,036	141	—
Nitrogen	517	(424)	(37)	—	—	56	(77)	(21)	536	31	—
Others fertilizers products	56	—	—	—	—	56	—	56	330	4	—
	2,688	(1,911)	(154)	(67)	(70)	486	(350)	136	10,685	1,078	—
Others	251	(211)	(358)	(122)	—	(440)	(18)	(458)	1,952	374	5,816
Loss on sale of assets	—	—	(377)	—	—	(377)	—	(377)	—	—	—
Total of continued operations	34,582	(16,093)	(3,077)	(1,012)	(837)	13,563	(2,991)	10,572	93,025	10,916	8,194

Discontinued operations (General Cargo)	854	(681)	(102)	(6)	—	65	(97)	(32)	2,244	257	—
Total	35,436	(16,774)	(3,179)	(1,018)	(837)	13,628	(3,088)	10,540	95,269	11,173	8,194

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(i) Period adjusted according note 4.

27.                              Cost of goods sold and services rendered, and Sales and Administrative Expenses and Other Operational Expenses (Income), net, by Nature

a)                                    Costs of goods sold and services rendered

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Personnel	788	812	2,247	2,405
Material	1,055	1,139	2,971	3,186
Fuel oil and gas	422	469	1,248	1,392
Outsourcing services	1,012	1,165	2,724	3,392
Energy	173	214	477	637
Acquisition of products	286	259	982	1,033
Depreciation and depletion	904	864	2,727	2,599
Freight	871	805	2,153	1,879
Others	755	775	2,058	2,179
Total	6,266	6,502	17,587	18,702

b)                                    Selling and administrative expenses

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Personnel	117	188	388	571
Services (consulting, infrastructure and others)	93	116	225	338
Advertising and publicity	5	29	26	78
Depreciation	45	62	140	167
Travel expenses	3	14	16	52
Taxes and rents	3	7	20	18
Others	9	39	65	155
Selling	25	45	84	221
Total	300	500	964	1,600

c)                                     Others operational expenses (incomes), net

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Provision for litigations	42	600	124	680
Provision for loss with VAT (ICMS) credits	52	31	99	59
Provision for variable remuneration	66	60	147	241
Provision for disposal of materials/inventories	66	14	222	62
Damage cost	—	—	—	61
Others	51	174	52	214
Total	277	879	644	1,317

28.                              Financial result

The financial results, by nature, are as follows:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Financial expenses
Interest	(309)	(271)	(976)	(935)
Labor, tax and civil litigations	(32)	(12)	(94)	(60)
Derivatives	(38)	(73)	(1,137)	(535)
Monetary and exchange rate variation (a)	(318)	(486)	(3,233)	(2,421)
Stockholders’ debentures	(109)	(335)	(365)	(511)
Financial taxes	(9)	14	(30)	(16)
Others	(121)	(76)	(252)	(342)
	(936)	(1,239)	(6,087)	(4,820)
Financial income
Derivatives	155	61	377	403
Monetary and exchange rate variation (b)	207	172	1,238	671
Others	73	87	296	339
	435	320	1,911	1,413
Financial results, net	(501)	(919)	(4,176)	(3,407)

Summary of monetary and exchange rate
Cash and cash equivalents	—	—	—	32
Loans and financing	31	(393)	(2,121)	(1,551)
Related parties	1	(7)	12	10
Others	(143)	86	114	(241)
Net (a) + (b)	(111)	(314)	(1,995)	(1,750)

29.                              Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of the Salobo copper mine and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines.

In March 2013, we received up-front cash proceeds of US$1.9 billion, plus ten million warrants of SLW with exercise price of US$65 exercisable in the next ten years, which fair value is US$100. The amount of US$1,330 was received for the Salobo transaction and US$570 plus the ten million warrants of SLW were received for the Sudbury transaction.

In addition, as the gold is delivered to SLW, Vale will receive a payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1st thereafter; and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components of the transaction being: (i) the sale of the mineral rights for US$337 and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights, was estimated in the amount of US$244 and was recognized in the income statement under other operating expenses, net, while the portion related to the provision of future services for gold extraction, was estimated at US$1,393 and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted.

The deferred revenue will be recognized in the future based on the units of gold extracted compared to the total reserve of proven and probable gold reserves negotiated with SLW. Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between the core products (copper and nickel) and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on our best estimative.

Changes in the assumptions above could significantly change the initial gain recognition.

30.                              Commitments

a)                                     Nickel project — New Caledonia

In regards to the construction and installation of our nickel plant in New Caledonia, we have provided guarantees in respect of our financing arrangements which are outlined below. In connection with the Girardin Act tax - advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors regarding certain payments due from Vale Nouvelle-Calédonie S.A.S. (“VNC”), associated with the Girardin Act lease financing.  Consistent with our commitments, the assets were substantially complete as of December 31, 2012. We also committed that assets associated with the Girardin Act lease financing would operate for a five year period from then on and meet specified production criteria which remain consistent with our current plans. We believe the likelihood of the guarantee being called upon is remote.

In October 2012, we entered into an agreement with Sumic, a stockholder in VNC, whereby Sumic agreed to a dilution in their interest in VNC from 21% to 14.5%. Sumic originally had a put option to sell to us the shares they own in VNC if the defined cost of the initial nickel project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, exceeded US$4.6 billion and an agreement could not be reached on how to proceed with the project. On May 27, 2010 the threshold was reached and the put option discussion and decision period was extended. As a result of the October 2012 agreement, the trigger on the put option has been changed from a cost threshold to a production threshold. The put option has been deferred to the first quarter of 2015 which is the earliest that it can be exercised.

b)                                     Nickel Plant — Indonesia

During 2012, our subsidiary PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, submitted its strategic growth plan to the local government as part of the process for the renewing its license for the Contract of Work (“CoW”). During the process, the government identified the following points for renegotiation: (i) size of the CoW area; (ii) term and form of CoW extension; (iii) financial obligations (royalties and taxes); (iv) domestic processing and refining; (v) mandatory divestment; and (vi) priority use of domestic goods and services.  As part of the ongoing CoW renegotiation, PTVI submitted an updated growth strategy to high level government officials in June 2013. Until the renegotiation process is complete, PTVI is unable to fully determine to what extent the CoW will be affected.  The operations of PTVI and the implementation of the growth strategy are partially dependent on the result of the renegotiation of the CoW.

c)                                      Nickel Plant — Canada

On March 28, 2013, Vale Canada, Vale Newfoundland & Labrador Limited (“VNLL”) and the Province of Newfoundland and Labrador (“Province”) entered into a Fifth Amendment to the Voisey’s Bay Development Agreement, which governs all of our development and operations in the Province.  Under the amendment, the Company has obtained additional time to complete the construction of the Long Harbour Processing Plant and reaffirmed its commitment to construct an underground mine at Voisey’s Bay, subject to certain terms and conditions. To maintain operational continuity at the Voisey’s Bay mine pending the completion of the construction and ramp-up of the Long Harbour Processing Plant, the Province has agreed to exempt an additional 84,000 tonnes of nickel-in-concentrate from the requirement to complete primary processing in the province, over and above the previous 440,000 limit.  These exports may take place between 2013 and 2015.  Additionally, during this period, if Vale Canada imports up to 15,000 tonnes of nickel-in-matte for early stage processing at the Long Harbour Processing Plant, then Vale Canada may be permitted a further exemption from the primary processing requirements, on a tonne-for-tonne basis.  Vale has agreed to make certain payments to the Government in relation to the additional exemption utilized each year. In April 2013, VNLL surpassed the 440,000 tonnes export limit and consequently, as at September 30, 2013 VNLL has accrued US$25.6 for payments to be paid related to the additional export exemption. In addition, Vale will build up a litigation liability, secured by letters of credit and other security, based on the additional exemption utilized in each year, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met. In this regard, letters of credit in the amount of US$74 have been issued as of September 30, 2013.

In the course of our operations we have provided other letters of credit and guarantees in the amount of US$851 that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

d)                                     Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued.

On September 30, 2013 and December 31, 2012 the value of the debentures at fair value totaled US$1,851 and US$1,653, respectively. The Company paid on October 2013 (subsequent event) the semi-annual compensation in the amount of US$4.

e)                                      Operating lease

In July 2013, the Brazilian National Agency of Land Transport (“ANTT”), under Resolution 4.131, authorized the subsidiary of general cargo, Ferrovia Centro-Atlântica S.A. (“FCA”) to return 3.800 km of track, which makes up the railroad under their current contract, 7 tracks are considered uneconomical and 6 tracks are economically viable.  In contrast, FCA has commitment to invest in its regular rail R$934 million (US$411), over the remaining period of the concession.

f)                                       Concession Contracts and Sub-concession

The contractual basis and deadlines for completion of concessions rail and port terminals are unchanged in the period.

g)                                     Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its participation, a line of credit acquired by associate Norte Energia S.A. from BNDES, Caixa Econômica Federal and Banco BTG Pactual. On September 30, 2013 and December 31, 2012 the amount guaranteed by Vale was US$336 and US$92, respectively.

31.                              Related parties

The bases of transactions with relational remain the same as those disclosed in the financial statements of December 31, 2012. The balances of related parties transactions and their effects on our interim financial statements may be identified as follows:

	September 30, 2013 (unaudited)				December 31, 2012
	Assets		Liabilities		Assets		Liabilities
	Customers	Related parties	Suppliers	Related parties	Customers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	5	7	17	—	5	10	28	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	5	32	15	—	—	—	33
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	1	—	—	—	2	—	10	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	1	—	—	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	23	95	2	—	1	174
Minas da Serra Geral S.A.	—	2	5	—	—	—	8	—
Mineração Rio do Norte S.A.	—	17	—	—	—	—	—	—
Mitsui Co.	14	—	6	—	22	—	45	—
MRS Logistica S.A.	7	29	28	—	9	35	—	72
Norsk Hydro ASA	—	371	—	67	—	405	—	—
Samarco Mineração S.A.	38	486	—	—	33	180	—	—
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	—	—	—	—	—	—	46	—
Others	48	177	1	—	61	162	8	—
Total	113	1,094	113	177	134	792	146	279

Current	113	852	113	111	134	384	146	207
Non-current	—	242	—	66	—	408	—	72
Total	113	1,094	113	177	134	792	146	279

	Three-month period ended (unaudited)
	Income		Cost/ expense
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Baovale Mineração S.A.	—	—	16	5
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	33	24
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	11	7	33
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	24	13
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	10	42
Mitsui & Co Ltd	82	—	—	9
MRS Logistica S.A.	3	3	478	171
Samarco Mineração S.A.	318	93	—	—
Vale Austrália Pty Ltd.	—	—	—	—
Others	173	104	159	22
Total	576	211	727	319

	Nine-month period ended (unaudited)
	Income		Cost/ expense
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Baovale Mineração S.A.	—	—	27	16
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	46	96
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	255	11	274
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	38	26
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	16	72
Log-in S.A.	—	—	5	—
Mitsui & Co Ltd	136	—	35	25
MRS Logistica S.A.	5	11	801	535
Samarco Mineração S.A.	534	275	—	—
Vale Austrália Pty Ltd.	11	—	—	—
Others	304	107	286	50
Total	990	648	1,265	1,094

Remuneration of key management personnel:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Short-term benefits:	4	7	23	32
Wages or pro-labor	3	3	8	8
Direct and indirect benefits	1	2	6	10
Bonus	—	2	9	14

Long-term benefits:	—	2	1	11
Based on stock	—	2	1	11

Termination of position	—	2	1	8
	4	11	25	51

32.                              Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antônio Marinho Conrado	Renato da Cruz Gomes
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Fuminobu Kawashima	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Arnaldo José Vollet
Oscar Augusto de Camargo Filho	Paulo Fontoura Valle
Renato da Cruz Gomes
Robson Rocha	Alternate
Oswaldo Mário Pêgo de Amorim Azevedo
Alternate	Valeriano Gomes

Caio Marcelo de Medeiros Melo
Eduardo de Oliveira Rodrigues Filho
Eduardo Fernando Jardim Pinto	Executive Officers
Francisco Ferreira Alexandre
Hidehiro Takahashi	Murilo Pinto de Oliveira Ferreira
Hayton Jurema da Rocha	Chief Executive Officer
Luiz Carlos de Freitas
Luiz Maurício Leuzinger	Vânia Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Sandro Kohler Marcondes
Luciano Siani Pires
Advisory Committees of the Board of Directors	Chief Financial Officer and Investors Relations

Controlling Committee	Roger Allan Downey
Luiz Carlos de Freitas	Executive Officer (Fertilizers and Coal)
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros	José Carlos Martins
Executive Officer (Ferrous and Strategy)
Executive Development Committee
Laura Bedeschi Rego de Mattos	Galib Abrahão Chaim
Luiz Maurício Leuzinger	Executive Officer (Capital Projects Implementation)
Marcel Juviniano Barros
Oscar Augusto de Camargo Filho	Humberto Ramos de Freitas
Executive Officer (Logistics and Mineral Research)
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Gerd Peter Poppinga
Dan Antônio Marinho Conrado	Executive Officer (Base Metals and Information Technology)
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Marcelo Botelho Rodrigues
Finance Committee	Global Controller Director
Luciano Siani Pires
Eduardo de Oliveira Rodrigues Filho	Marcus Vinicius Dias Severini
Luciana Freitas Rodrigues	Chief Accounting Officer
Luiz Maurício Leuzinger	CRC-RJ - 093982/O-3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: November 6, 2013		Roberto Castello Branco
Director of Investor Relations